SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SBA
                                 Amendment No. 2


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             Small Business Issuers
             Under Section 12(b) or 12(g) of the Securities Exchange
                                   Act of 1934


                     PINECREST INVESTMENT GROUP, INC. f/k/a
                       SYNTHETIC FLOWERS OF AMERICA, INC.
                  --------------------------------------------
                 (Name of Small Business Issuer in its Charter)


             Florida                                         59-3467929
----------------------------------                  ----------------------------
 (State or other jurisdiction of                    (IRS Employer Identification
  incorporation or organization)                     Number)

 1211 Tech Blvd., Suite 101, Tampa, FL                         33619
---------------------------------------                ----------------------


                                 (813) 620-0044
                            -------------------------
                           (Issuer's Telephone Number)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be registered:            Name of each exchange on which
                                                 each class is to be registered:

                N/A                                           N/A
 -----------------------------------             -------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
--------------------------------------------------------------------------------

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                                                                               2

PART I

Item 1.  DESCRIPTION OF BUSINESS.

INTRODUCTION
------------

Pinecrest Investment Group, Inc. ("Pinecrest" or the "Company") has acquired new techniques in hydroponic (soil-free) farming for growing gourmet produce and medicinal quality plants. Through the use of its newly acquired hydroponic growing system, Pinecrest will build Hydroponic Food Production Facilities to produce herbs, lettuces, edible flowers, gourmet vegetables and medicinal herbs. This growing system combines over 80 micronutrients and vitamins needed to produce quality plants and a system whereby each plant is fed on exact time intervals and with the proper volume dosages needed for each plant to reach its optimum growth.

HISTORICAL BACKGROUND
---------------------

The Company was incorporated on September 9, 1997, in the State of Florida under the name of Synthetic Flowers of America, Inc. ("Synthetic Flowers") for the purpose of producing and selling silk flowers. In connection with its original organization, 4,000,000 shares of common stock of Synthetic Flowers was issued to Sheila Langley, the original President of the Company, for services provided and reimbursement of organizational costs and stock offering costs incurred by the Company, but paid for by Langley.

On January 15, 1999, a Stock Purchase Agreement was entered into between Synthetic Flowers, Sheila Langley ("the Selling Shareholder") and David Howe ("the Buyer") wherein the Selling Shareholder agreed to sell up to a total of 3,680,000 of her 4,000,000 restricted shares to the Buyer and several independent investors for $150,000 cash. At the time of the transaction, Synthetic Flowers was a non-reporting public company listed on the OTC Bulletin Board under the trading symbol "SYFA." In conjunction therewith, the following actions took place: (i) the name of the Company was changed to Pinecrest Investment Group, Inc., (ii) new officers and directors were elected, (iii) the corporate office location and registered agent were changed, and (iv) and the Articles of Incorporation were amended to provide that the aggregate number of shares of common stock that the Corporation is authorized to have outstanding at any one time be increased from 50,000,000 to 100,000,000 at $.001 par value per share, and that 25,000,000 shares of preferred stock be authorized to be outstanding at $.001 par value per share.

On March 2, 1999, Pinecrest reacquired 2,185,000 shares of restricted common stock from its President, David B. Howe and several independent investors for $90,000 (the cost to David B. Howe) payable as follows: $30,000 cash and a note in the principal amount of $60,000 bearing 10% simple interest, due September 2, 2000. These shares were originally acquired by Mr. Howe and the investors in connection with the purchase of control of the Company.

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Also, on March 2, 1999, the Company entered into agreements with Michael
Foundation, Limited, a West Indies corporation, and Tillman & Associates, Inc., a Florida corporation, for the purchase of certain hydroponics information and technology at a total purchase price of $3,437,500. The purchase price with Michael Foundation, Limited, consisted of 2,185,000 shares of restricted common stock with a market value at that time of $1.50 per share. The purchase price with Tillman & Associates, Inc. consisted of 50,000 shares of restricted common stock with a market value at that time of $1.50 per share plus a promissory note in the amount of $85,000. The hydroponics information and technology purchase included proprietary hydroponic growth solution formulas, trade secrets, equipment and greenhouse specifications and crop and equipment maintenance plans and programs.

The technology was developed over a three and one-half year period beginning in late 1995. Initially, Michael Foundation, Limited, prompted by reports of restaurant industry dissatisfaction with adequate supplies of high quality produce and herbs, funded the development of the technology. Subsequent to satisfactory confirmation that opportunities did exist, Michael Foundation, Limited began funding the scientific development of hydroponic growing techniques ("technology"). The initial facility for the utilization of the technology was near Tampa, Florida and consisted of several simply designed screened greenhouses with a primary product focus of herbs. In developing the technology, numerous varieties of herbs were grown using variations in shading and temperature, various nutrient growth formulas, manipulations of the various nutrient growth formulas between harvests, various hydroponic growing methods and the manipulation of those methods to develop proprietary techniques and trade secrets designed to produce the maximum volume of production while maintaining an extremely high quality product.

During the early stages of the use of the technology, many of the products were sold to the farmers market in Tampa and even as far away as Chicago, Illinois. In addition, products were sold through brokers and a few marketing entities to several Walt Disney World restaurants, some Marriott restaurants, and numerous other four and five star restaurants and resorts throughout central Florida and in the Atlanta, Georgia area.

In the fall of 1997, Tillman & Associates, Inc. ("TAI"), a financial and management consulting firm owned and operated by Thomas M. Tillman in Tampa, Florida, was hired by the Michael Foundation, Limited to prepare a business plan from which a business model could be developed for the eventual implementation of the growing technology. Tillman realized that while the technology was sound and complete, a wider product line and a more advanced facility design was needed. Through exhaustive efforts through the Internet, discussions with numerous long-time farmers, university professors, agricultural extension agents and potential customers, TAI played a primary role in expanding the product line to include various lettuce crops and to oversee testing and further development of the technology. In addition, with information and guidance from a number of chemical, mechanical and electrical engineers and several manufacturers of greenhouses, cooling pads, lighting and shade systems, TAI designed a greenhouse that will enable Pinecrest Farms, Inc. to maximize the use of the technology.

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                                                                               4

In November, 1999, Thomas M. Tillman, the President of TAI was hired as the President of Pinecrest Farms, Inc.

In August, 1998, Mr. Tillman enlisted the advice and consultation of Joseph A. Harris, a farmer with over 26 years of experience in conventional dirt farming. Mr. Harris had previously experimented with an irrigation technique known as "fertigation". Fertigation involves mixing liquid fertilizer directly with the water supply. Mr. Harris was one of the first farmers in the central Florida area to implement fertigation as a primary method of irrigation and fertilization in a large scale farming operation. Since 1994, Mr. Harris has served as an agricultural and business consultant to farmers specializing in the analysis of available market demand for various products and techniques used to increase product yields.

More recently, Mr. Harris has experimented with hydroponics farming as a means to control pest, disease and fungi problems while increasing yields and quality in a controlled environment.

The primary purpose of consulting with Mr. Harris was to evaluate the operational feasibility of a large-scale operation using the technology and evaluating the maximum potential of the technology relative to produce volume. Mr. Harris' evaluation revealed that using the Company's growing system, the cultivation cycle for most of the products grown by the Company is approximately 120 days, with approximately 30 days from planting to the first harvest and 90 days for harvesting with an average harvest of once per week. Based on this calculation, Mr. Harris concluded that the Company could anticipate three 90-day harvesting cycles with an average of 13 harvests per cycle or 39 harvests per year for most of its herb and lettuce crops. In March, 2000, Mr. Harris joined Pinecrest Farms, Inc. as Director of Farming Operations.

An Independent Expert Analysis Opinion, dated January 22, 1999, was performed by Jerry E. Pruitt, a Senior Agricultural Consultant from Marbury, Maryland. Mr. Pruitt was paid $4,900 by Michael Foundation, Limited for his report and opinion and was instructed by Michael Foundation, Limited to evaluate whether the hydroponics technology developed by Michael Foundation had any commercial value above that of current growing systems and/or methods, and instructed to estimate such excess value, if any, based upon estimated net operating profits and return on investment. Mr. Pruitt's early training in horticulture and advanced growing systems was with the Maryland and Virginia Extension Services which were controlled by the Virginia Polytechnical Institute and Virginia State University. Mr. Pruitt has consulted with the states of Pennsylvania, Maryland, Virginia and the District of Columbia regarding maintenance and production of a variety of growing systems. Over the past twenty years, Mr. Pruitt was responsible for the development of a growing system designed to produce a stronger variety of azaleas used to create a wholesale market in the states of Virginia, Maryland and Pennsylvania. Mr. Pruitt's professional experience with hydroponic farming and previous independent testing has, at times, provided similar results to that of the technology developed by Michael Foundation. Being familiar with similar technology, and based on Mr. Pruitt's personal,

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                                                                               5

educational and professional experience with various hydroponics technologies and discussions with individuals at the growing facility, Mr. Pruitt felt that a physical inspection of the subject site was not necessary as he considered the scientific and procedural aspects of the technology to be the critical factors. However, Mr. Pruitt did inspect various production reports and was satisfied with their validity.

Mr. Pruitt's report and opinion included an evaluation of current methods of production (conventional "dirt" farming) as compared to a typical hydroponics farming operation and to the new technology developed and used by the Company, as it related to economic profitability. He indicates his theory behind this comparative exercise was to establish whether there was any real value in the new technology by virtue of whether its technological, as well as operational, theories were sound and would, in fact, produce consistent net operating profits and returns on investment above that of other methods currently in use. Mr. Pruitt's report indicates that he analyzed designs and theories related to the feeding system, nutrient mixes, nutrient feeding schedules, nutrient purification system, harvesting and plant maintenance schedules and processing and packaging methods, and that he found all designs and theories to be sound. Mr. Pruitt's valuation of the technology at $3.2 million was based on the crop production methods of conventional and hydroponics farming, infrastructure and equipment costs, comparisons of expected annual production and revenues and the functional values of a single facility.

In March 1999, the Company entered into a revolving line of credit arrangement with Perfect Produce, Inc. which called for a maximum credit line of $100,000. Interest on the credit line was at 8% per annum with the entire principal and interest due in full on or before October 1, 1999. From the inception of this loan through August 12, 1999, a total of $83,052.74 was borrowed against this line of credit and a total of $38,825.68 was repaid. On August 12, 1999, the principal balance due of $44,227.06 plus accrued interest of $1,002.37 was paid in full in connection with a convertible line of credit arrangement with Michael Foundation, Limited.

In March 1999, the Company entered into a convertible line of credit arrangement with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Michael Foundation, Limited to provide working capital for the Company while it was arranging for acceptable long-term funding for its Phase I construction and working capital needs until the Company attained positive cash flow. This line of credit was for a total of $900,000, which amount could be converted into restricted shares of common stock of the Company at a price of $6.00 per share. During the month of March 1999, the Company's stock averaged a closing bid price of $3.70. By the end of November, 1999, the Company had borrowed approximately $300,000 against the Michael Foundation, Limited line of credit. In December, 1999, the line of credit arrangement with Michael Foundation, Limited, was modified to call for the absolute purchase of 150,000 shares of restricted common stock by Michael Foundation, Limited at a price of $6.00 per share for a total of $900,000. During the month of December 1999, the Company's stock averaged a closing bid price of $9.64 per share. As of the date hereof the shares have been delivered to Michael Foundation, Limited and the Subscription Receivable paid.

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                                                                               6


On April 8, 1999, Articles of Incorporation were filed for Pinecrest Farms, Inc., ("Pinecrest Farms") a Florida corporation which is a wholly owned subsidiary of Pinecrest Investment Group, Inc. This entity was formed for the purpose of owning and operating the produce farms. The growing technology and the land for the farms are owned by the Company.

On April 9, 1999, the Company purchased approximately 40 acres of land located in Lithia, Florida, approximately 20 miles southeast of its Tampa, Florida corporate offices from Hopewell Land Partners. The land will be the site of the Company's first Hydroponic Food Production Facility and will be comprised of 19 greenhouse ranges, a 10,000 square foot packing and distribution building and temporary administrative offices for its farming operations. Each greenhouse range will contain 30,000 square feet of harvestable production area.

Phase I calls for the construction of the first two ranges (60,000 square feet of harvestable production area) to be in operation in August, 2000, as well as obtaining building permits for Phases II and III. The initial 60,000 square feet of harvestable production area will produce weekly harvests within 45 days after completion, generating revenues by August, 2000. More specifically, the first range in Phase I was completed in June 2000 and product sales began in July 2000. The second range was complete and fully operational in August 2000.

Phase II, which is expected to overlap with Phase I, will be comprised of five more ranges and will increase the harvestable production area by an additional 150,000 square feet. It is anticipated that materials will be ordered in July, 2000 for Phase II. Phase II is anticipated to be completed and operational by December, 2000.

Phase III encompasses the remaining 12 greenhouse ranges and 360,000 square feet. Phase III is expected to be completed by December 2001.

On January 10, 2000, the Company's Board of Directors approved a 5 for 4 stock split for shareholders of record on December 31, 1999, with any fractional shares being rounded up to the next whole share. After giving effect to this transaction, the total common shares outstanding as of March 31, 2000 were 7,533,804.

On January 26, 2000, the Company amended its Articles of Incorporation to authorize a class of preferred shares consisting of 10,000,000 shares with no par value per share. (See details under "Information Statement" under Part II, Item 2, Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.)

In April 2000, the Company entered into a convertible line of credit arrangement with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Michael Foundation, Limited to provide working

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                                                                               7

capital for the Company while it was arranging for acceptable long-term funding for its Phase I construction and working capital needs until the Company attained positive cash flow. This line of credit was for a total of $1,500,000, which amount could be converted into restricted common stock of the Company at a price of $6.00 per share. During the month of April 2000, the Company's stock averaged a closing bid price of $9.14. By the end of June 2000, the Company had borrowed approximately $735,766 against the Michael Foundation, Limited line of credit. In June 2000, Michael Foundation, Limited exercised its right to convert the outstanding balance as of June 30, 2000, plus interest of approximately $8,991 for a total of approximately $744,758 into 124,127 shares of restricted common stock at a price of $6.00 per share. During the month of June 2000, the Company's stock averaged a closing bid price of $9.58 per share. Although the balance due was converted to restricted common shares as of the year ended June 30, 2000, the 124,127 common shares were not physically issued until July 17, 2000.

The Company has previously announced that it was considering joint ventures with several entities as technology partners in various geographical locations. At this time, the Company has determined that it is not in the best interest of the Company to pursue and/or consummate any joint ventures.

There have been no bankruptcies, receiverships or similar proceedings in this company.

INDUSTRY  OVERVIEW
------------------

Hydroponics is the method of growing plants without soil and is a more efficient way to provide water and nutrients to plants. Instead of using soil where a plant must first grow a large root system to find food and water, hydroponics uses a wet growing medium and specially prepared nutrient solutions that go directly to the roots of the plant. This enables the plant to spend more energy growing above the surface, producing more vegetation and larger flowers and vegetables. Because root systems are compact in size in the hydroponic growing environment, plants may be grown closer together, yielding greater crops per square foot, as well as growing up to twice as fast due to the high levels of oxygen in the root system.

Other advantages of a hydroponic growing system are (i) because there is no soil, there will be no weeds or soil-borne pests and disease, and (ii) plants will maintain optimum nutrient and moisture levels which produces healthier plants, faster growing plants and plants that will be more disease resistant as they are not stressed by drought. Because of these advantages, hydroponic produce has a longer shelf life than soil-grown produce.

BUSINESS OVERVIEW
-----------------

Pinecrest's proprietary growing system centers around the design of high-tech greenhouses and specific nutrient feeding formula and feeding schedules. Pinecrest's greenhouses differ from traditional greenhouses. Whereas traditional greenhouses have a screening and translucent cover, Pinecrest's design has a microscreen to keep out virtually all insects and a special roof to allow sunlight in without the damaging ultraviolet rays that can burn leaves and cause

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a waxy buildup on the plants, both of which deplete the plant of its essential oils that provide flavor and nutrition. Pinecrest's feeding system is designed to precisely monitor correct dosages of specific nutrients for delivery to plants based on their individual needs.

Pinecrest's proprietary growing system is a closed environment without polluted water, airborne pesticides or mechanically induced non-organic chemicals. Due to the closed environment, Pinecrest's methods provides: (i) the elimination of damage control of infestation by the addition of insects that are natural predators to plant-eating insects, (ii) limited organic pesticides, and (iii) the inclusion of barrier plants which are not only discouraging to insects but are harvestable as well; such as rosemary as a shrub line and marigolds and dandelions as edible flowers.

The Company's farming system encompasses greenhouse design, nutritional supplements, feeding cycles and dosages and environmental effects. A three and a half year study of this new hydroponic growing system was conducted in Florida with experts from the University of Florida, Disney World's Land Pavilion, Florida Southern College and the University of Utah, as well as several experienced farmers who contributed their time to review and analyze the theories and the system. Other research contributors included individuals from the fields of mechanical, electrical and chemical engineering, finance and accounting, nutrition, organic fertilization and pest control, and hydroponic and greenhouse equipment manufacturers. These individuals performed detailed analyses of the technical, structural, fiscal and nutritional aspects of the technology and the greenhouse design. The contributions of these participants was to evaluate the technology and system that was developed through the efforts financed by Michael Foundation, Limited, and subsequently sold to Pinecrest. No actual development was obtained from these individuals, and any and all rights to the acquired technology belonged to Michael Foundation and, subsequently to Pinecrest. There are no publications of any part of the information and knowledge that comprise the technology as it is considered highly valuable trade secrets.

During the testing phase, the produce was used by Walt Disney World, Renaissance Vinoy Hotel, Hyatt Regency, Marriott World Center and Carrabba's Italian Grills. Most of the products used during the testing phase had a 120-day cultivation cycle of which 30 days is a waiting time between the seeds being planted and the first harvest. During this time, the growing facilities were not large enough to adequately rotate the crop production to achieve a constant supply of produce for the testing sites and at times, very little produce was available in certain crops. Participants indicated a desire for a more constant supply of produce than we were able to provide during the testing phase. However, now that the growing facilities have been expanded, there is a constant, stable supply of products available for their use.

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OPERATIONAL OVERVIEW
--------------------

Pinecrest's business operations will be categorized into the following areas:
Hydroponic Food Production Facilities (HFPF), Product Mix and Cost of Production, Nutrient Mix and Feeding Schedules, Greenhouse Design, Method of Irrigation, Product Distribution and Delivery, Marketing and Personnel and Administration.

The Company anticipates that a typical HFPF location will be built on a 40 to 50 acre tract of land. These tracts would contain up to approximately 750,000 square feet of harvestable hydroponic growing area, as well as approximately 40,000 square feet of administrative and processing buildings. Roughly one-half of each site is dedicated to hydroponic facilities. Depending on local building codes and ordinances, the remainder of the site will be needed for parking, storm water retention and office facilities.

The Company anticipates its product mix to include herbs, gourmet lettuces, herbal medicinals, edible flowers and plants for medicinal derivatives. Product mix during the first six months of production will be limited to herbs and lettuces with approximately 80% of production concentrated in lettuces and spinach. It is anticipated that the basic crop mix for the lettuce crops will be 60% spring mix/mesclun mix, 30% romaine lettuce and 10% spinach.

INITIAL FACILITIY
-----------------

The location for Pinecrest's initial hydroponic herb and lettuce production facility is on Country Road 640 approximately one mile east of State Road 39 in the community of Lithia, in southeastern Hillsborough County, Florida. This 40-acre tract of land was purchased in April 1999 for $360,000. Pinecrest provided $72,000 as a down payment and the seller, Hopewell Land Partners, Limited, provided purchase money mortgage financing for the balance of $288,000. The terms of the purchase money mortgage are interest only at 12% per annum, payable monthly, for one year at which time the balance is due and payable in full. Hopewell Land Partners, Limited extended the balance due until October 9, 2000. The Company is pursuing mortgage financing through the use of a U.S. Rural Development Act loan as discussed in the Cash Requirements section of Item 2 below. In addition, discussions with interested private lenders and individuals indicate that refinancing of the first mortgage is possible, if needed.

Pinecrest received building and development permits from Hillsborough County with respect to the Lithia property in March 2000. The permits allow for a total of 19 greenhouse ranges (10 greenhouse hoops per range) and a 40,000 square feet processing/distribution facility including offices. Construction on the first two greenhouse ranges began immediately after permitting. The first range in Phase I was completed in June 2000 and product sales began in July 2000. The second range was completed and became fully operational in August 2000. Several phases of construction are planned with the complete build-out scheduled for December 2001. Approximately 10 greenhouse ranges are targeted for construction by the end of December 2000 bringing the total harvestable at that time to

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approximately 300,000 square feet. Initial planting of the first range began in
June 2000 and the first harvests and delivery of product began in July 2000.

GREENHOUSE DESIGN
-----------------

The typical greenhouse structure consists of 10 hoop-style greenhouse buildings ("hoops"). Each hoop is 30 feet in width, 120 feet in length with 10-foot high side walls and 20 foot gable peaks to keep hot air off of the crops. When gutter-connected together, these 10 buildings make up a "range." The dimensions of each range is 120 feet wide by 300 feet long. The interior area of each range is approximately 36,000 square feet with harvestable area of approximately 30,000 square feet.

In addition, each range has a 300-foot long by 12-foot wide screened lean-to that serves as an intake chamber for air going through the cooling pads. The cooling pads help keep temperatures down during the hot, Florida summer months.

The roof of the buildings are made of a double layer of polyvinyl sheeting that is inflated to provide a small degree of insulation without significantly reducing beneficial solar rays. The side walls are similarly constructed using polyvinyl sheeting permanently attached. The end walls are made of corrugated polycarbonate panels. The polyvinyl sheeting for the roof and side walls has a useful life of approximately 5 years and will cost approximately $6,000, including labor, to replace. The corrugated polycarbonate panels used on the end walls should last in excess of 15 years and would cost approximately $14,000 to replace at today's costs.

Air circulation is provided by greenhouse exhaust fans in each greenhouse range (3 fans per greenhouse hoop). These fans draw air into the lean-to intake chamber and through the cooling pads. As the air passes through the cooling pads, water from the cooling pads is absorbed and carried into the greenhouse growing area. As the water evaporates in the greenhouse, the greenhouse is cooled. The water-depleted air is then pulled out of the greenhouse by the exhaust fans. The air inside the greenhouses is completely exchanged for fresh air approximately every 53 seconds. This system, when used in conjunction with an automatic shade system that closes when the temperature inside the greenhouse reaches certain levels and cuts out approximately 55% of the sunlight, enables us to maintain temperatures inside the greenhouses of less than 90 degrees Fahrenheit at the plant level. The humidity levels vary greatly. The air inside of the greenhouses tends to be more humid than the air outside the greenhouse since the air entering the greenhouse is absorbing water as it passes through the cooling pads. However, extra humidity inside of the greenhouse does not in itself create a significant problem as long as the temperatures inside of the greenhouse are maintained at desired levels. In addition, circulating fans are located throughout each greenhouse range to keep air constantly moving within the greenhouse growing area.

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                                                                              11
FEEDING SYSTEM
--------------

The actual mix of nutritional supplements and feeding schedules needed for optimum growth varies with the following criteria: (i) the daily, weekly and seasonal climate, (ii) daily analysis of the water supply at the farm location,
(iii) the desired weight and density of the product at harvest, and (iv) plant absorption rates. Using a hydroponic framework, Pinecrest's research, testing and experimentation has resulted in an 80+ mineral supplement containing growth-optimizing nutrients not found in most soils or current commercial fertilizing products. Most commercial fertilizing products contain 4 basic components: nitrogen, phosphate, potassium and magnesium. Additional secondary ingredients include sulfur and calcium. In many instances, depending upon the desired result of a particular fertilizer and the coil and/or water composition, iron, zinc, boron, manganese and molybdenum are used. By using Pinecrest's new supplement mixture, maximum growth is achieved. Using the Company's growing system, the cultivation cycle for most of the products grown by the Company is approximately 120 days, with approximately 30 days from planting to the first harvest and 90 days for harvesting, with an average harvest of once per week. In the same square footage where an ordinary soil-based farmer may plant three harvestable crops in one year, the Company anticipates three 90-day harvesting cycles with an average of 13 harvests per cycle or 39 harvests per year for most of its herb and lettuce crops.

Over-farming has depleted soil-grown produce of the micronutrients and trace minerals that are needed for proper human health. Pinecrest's growing process schedules the delivery of these micronutrients so that the produce harvested from each greenhouse is a consistently reliable source of micronutrients for the consumer. All micronutrients used are plant derived and non-toxic.

Several methods of feeding were considered. After considerable experimentation and analysis, it was determined that a feed/starve flood/drain system design was the best all-around system. A brief discussion of the reasoning follows.

Many early hydroponic systems used a constant drip method of irrigation or a pool that remained present at all times. One of the problems with these irrigation methods was that beds were constantly wet and it promoted pest and fungi growth. The feed/starve concept of irrigation is based on the idea that if the plants are only fed at certain intervals rather than a constant drip feed, the plants will be heartier and when harvested will survive for a longer period of time before wilting occurs. This will provide a longer shelf life for the crops. In addition, since water/nutrient mix is only present for short periods of time and these periods are few and far between, a significant reduction in pest and fungi problems related to stagnant moisture will be experienced. Another benefit of this irrigation method is a significant reduction in the amount of water and fertilizer needed during the growing process.

A primary variable to be dealt with on a location by location basis is the water supply. The Lithia location currently has a 4" well on site that is approximately 100 feet deep and has a current water table at approximately 58

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feet deep. In addition, the Lithia location has received permits to drill three additional 4" wells approximately 300 feet deep. The drilling of these wells began the week of April 3, 2000 and should be completed by November, 2000. The total cost of drilling these wells, installing 5 horsepower submersible pumps and installing a single 2000 gallon water tank will be approximately $30,000. An analysis of the water will be necessary to determine the natural level of sulfur and iron in the water along with the unmodified pH content of the water. The water from the well currently on the Lithia site is ideal for our operation and based upon water from deep wells in close proximity to the site, that water is also expected to be very suitable for our purposes.

The major components in the basic design of the technology is similar to an Ebb and Flow hydroponics system consisting of a Flood and Drain grow bed, non-soil growing medium, plant pots or plug trays and a nutrient reservoir. The nutrient reservoir is used to mix the nutrient fertilizer concentrate into water. A pump is submerged into the nutrient reservoir and connected to a timer. The timer regulates when the nutrient solution flows to the grow beds and to the plants. The pots or plug trays are filled with the non-soil growing medium, the pots or plug trays are then planted with the desired seeds and placed onto the grow bed. A PVC fill pipe leads from the nutrient reservoir to the bottom of the grow bed. When the submerged pump in the nutrient reservoir is activated, the grow bed fills with water to a point where approximately the bottom 1/2 inch of the pots or plug trays are submerged into the nutrient solution. The growing medium then soaks up the nutrient solution like a sponge and provides it directly to the plant roots. It is imperative that the Ebb and Flow tray is always level. The PVC fill pipe can also be used to drain the unused nutrient solution back into the nutrient reservoir. Temperature and humidity, size and type of the plants and type of growing medium used factor in on how many times a day it comes on.

In addition, specific levels of certain nutrients will be increased or decreased on a daily basis regardless of the makeup of the basic formula for that particular crop in order to thicken the leaves, increase oil content in the plants and increase stamina or shelf life immediately prior to harvesting. Increased oil content means more flavor and a higher quality product. Thicker leaves and increased oil content increases the weight of the produce, which is sold by the pound.

PINECREST PRODUCTS
------------------

The product mix of each Pinecrest farm will initially be limited to the categories of herbs, lettuces and spinach. Pinecrest anticipates that lettuces and spinach will comprise approximately 80% of overall production. It is anticipated that the basic crop mix for the lettuce crops will be: 60% spring mix/mesclun mix; 30% romaine lettuce and 10% spinach.

In addition, gourmet herb crops carrying high markup will also be produced. Although the anticipated herb crops will only account for approximately 20% of overall production, approximately one-third of total projected revenues and 40% of total gross profits will be derived from these crops. The initial anticipated crop mix for herbs will be approximately: 26% basil, 20% chives, 20% rosemary, 13% thyme, 8% cilantro, 7.5% mint, 2% sage, 1.5% tarragon, 1.5% dill, .5% chervil and arugula. However, this crop mix may vary somewhat based on customer usage and market trends.

The costs of production for each type of crop will vary due to crop life, germination periods, and frequency of harvest and growth rates. The average production cost of the lettuce and herb crops should approximate 33% of revenues.

Pinecrest has recently seen an increased demand and inquiry on specialty vegetable crops such as a thin-skinned sweet cucumber, heirloom tomatoes, other specialty tomatoes, baby squash, squash blossoms and micro greens. Pinecrest is currently testing these products as there appears to be a solid market and profit margin for these items.

PRODUCT DELIVERY
----------------

One of the Company's primary concerns is with the prompt delivery of fresh, high quality produce. The Company intends that products will be delivered to its customers within 24 hours of the time it was harvested. The Company has designed an inventory management system for its larger customers which requires delivery personnel to constantly monitor the customer's product usage and shelf life and replenish as needed while supplementing with additional specific orders. Local delivery will be accomplished using a 20' - 24' refrigerated box truck with regional, bulk deliveries being accomplished by refrigerated semi-truck. The Company plans to lease the box trucks and to contract for the semi-trucks.

TARGET MARKETS
--------------

Based upon 1997 production estimates reported by the USDA Agricultural Statistic Board in January 1999, the total market for products suitable for production by the Company could exceed $30 billion. Accordingly, if Pinecrest were to capture only 1/1000th of the market, sales would top $30,000,000 annually. Pinecrest's goal is to service 5% of the culinary herb and gourmet salad market within the next 5 years. These markets include lettuce, herbs, cucumbers, peppers, zucchini, squash, tomatoes and strawberries.

Pinecrest has defined its primary market as four and five-star hotels and resorts. Historically, these establishments use large volumes of herbs, lettuces and gourmet vegetables and usually employ master chefs who concentrate on quality rather than price. An added attraction is that the hydroponics technology allows the crops to grow in a completely soil-free environment which virtually eliminates need for repeated washing.

Secondary markets are cruise ship lines, smaller restaurants, caterers and retail consumers. These markets are typically more cost conscious and, in some cases, may have lower consumption levels. The Company believes that establishments having lower consumption levels but a reputation for higher quality foods will be attracted to the variety of gourmet lettuce mixes grown by

Pinecrest. By offering high volume crops such as spring mix, mesclun mix, romaine lettuce and spinach, it will be affordable for the Company to deliver to smaller volume restaurants because the gourmet herbs and vegetables carry larger profit margins.

The Company does not consider grocery stores to be its target market at this time. The potential of the grocery store market has not been adequately researched and the Company believes that its target markets mentioned above are capable of purchasing the entire inventory produced by the Company without having to pursue other areas.

The Company will also continue its research and development of producing high potency medicinal herbs and plants.

MARKETING STRATEGY
------------------

Pinecrest's primary marketing strategy is to target executive chefs at four and five star resorts and restaurants through distribution of samples and promotional account servicing. We targeted an initial customer base in central Florida comprised of several large, high profile restaurants and resorts during the research and development phase. Contact has been maintained and the Company has received strong indication of their business. In fact, in some instances, the potential customers have asked the Company to explore an expanded product line, as discussed above under the PINECREST PRODUCTS section, with comparable or potentially higher profit margins. Based on indications, this potential customer base should purchase most of our production for the year 2000. Based upon our experience during the research and development phase, management does not feel that sales will be a primary concern. As of September 2000, Pinecrest entered into a contract with Walt Disney World for the delivery of fresh herbs, lettuces and produce to any of its properties and cruise lines. We are currently delivering product to several Walt Disney World resorts, restaurants and convention centers, Disney Cruise Lines, The Peabody Orlando, The Grosvenor Resort (at Walt Disney World), The Hotel Royal Plaza (a Marriott property at Walt Disney World) and Cafe Creole (Tampa).

As business increases, a significant number of customers will be acquired within a central geographic area prior to having enough volume to justify another farm location. In this situation, a refrigerated semi-truck will transport the products in bulk to a central distribution facility. This facility could be similar to a florist shop in design with a large area in the back portion of the facility to allow for repackaging of the products for delivery to local customers. The front of the facility would provide a small area for retail and walk-in traffic for small customers such as caterers. When volume reaches a level that it can support another farm facility, we will determine a centralized location and construct a new facility.

We also plan to use Internet marketing to reach customers in remote locations. Public relations articles written on the quality of the products are expected to interest many restaurants.

COMPETITION
-----------

The hydroponic produce industry is competitive but fragmented. The Company could face significant competition. The Company's competitors differ depending on product type and geographic market with the primary volume of competition coming from California, Florida, Israel, Central America and Mexico. Several of the Company's competitors are well established and may have greater assets and financial resources than the Company, and larger marketing and research and development budgets.

However, competition in the fresh produce industry is influenced not as much by price, as by the consistent supply of high-quality produce. In many cases, competitor products are delivered from another state, across the U.S. or in some instances from another country. Generally, the produce is not delivered until over a week after it is harvested. Pinecrest Farms expects to be able to deliver its products within 24 hours of the time it is harvested and in many instances within 12 hours.

The Company believes that it can successfully compete in its chosen target markets due to its advanced hydroponic growing techniques that can produce the highest quality produce available, efficient, timely delivery and the ability to meet customers' product demands and price points.

WORLD WIDE WEB
--------------

The Company has a World Wide Web home page at http://www.pncr.net. This web page contains basic information about the Company, its latest news, technology, products, investor information and frequently asked questions, as well as how to contact the Company.

TRADEMARKS AND PATENTS
----------------------

At this time, the Company has no patents or trademarks, however the Company's intellectual property attorneys are reviewing the possibilities of a patent on the nutritional formula used in its growing process.

GOVERNMENT APPROVALS
--------------------

Other than local business licenses and building permits, the Company is not required to obtain any governmental approval for any of its products or services. The Company does not know of any existing or probable governmental or environmental regulations that would have an effect on its business.

SERVICE AND SUPPORT
-------------------

The primary concern of the market to be serviced is the prompt delivery of fresh, high quality produce. Generally, the products will be delivered to the customers within 24 hours of the time they are harvested. In addition, the use of an inventory management system for larger customers is anticipated. This system requires the Company's delivery personnel to constantly monitor the customer's product usage volume and shelf life similar to bread truck delivery personnel. Many customers prefer this service because it guarantees the freshest produce and saves time.

Fresh produce must be stored and transported at certain constant temperatures. Most herbs and lettuces must be stored at approximately 37 degrees Fahrenheit. However, basil must be stored at approximately 54 degrees Fahrenheit. In many instances, produce from competitors may be unrefrigerated for several hours after harvest before it is received at a warehouse where all produce is stored in one area, regardless of the specific refrigeration requirements of particular varieties of produce in order to maintain optimum freshness. In addition, temperature variances within the warehouse can be dramatic. The Company will typically deliver in 20'-24' refrigerated box trucks partitioned for zoned cooling to maintain temperatures at desired levels.

Sales and delivery personnel will discuss product and service concerns of customers on a frequent and regular basis in an effort to avoid product quality problems, service issues and to address changing product needs of customers.

SEASONALITY
-----------

The Company's product diversification and its ability to grow products year round is such that it does not expect to experience seasonal up or down turns.

SOURCES AND AVAILABILITY OF RAW MATERIALS
-----------------------------------------

The Company's regular operations relies on the availability of seeds, growing media, and nutrient growing solution ingredients in order to grow its products. None of these materials are proprietary, it is how and when they are used that is unique. All of these ingredients are readily available from a wide variety of vendors, none of which are deemed to be a critical single source supplier. Materials used to build the greenhouse ranges are also readily available from numerous vendors across the U.S.

WORKFORCE
---------

The Company currently utilizes the services of Total Employment Company ("TEC"), a Professional Employer Organization based in Tampa, Florida to administer its human resources responsibilities.

A Professional Employer Organization (PEO) is defined as an organization that provides an integrated and cost effective approach to the management and administration of the human resources and employer risk of its clients, by contractually assuming substantial employer rights, responsibilities, and risk, through the establishment and maintenance of an employer relationship with the workers assigned to its clients.

More specifically, a PEO establishes a contractual relationship with its clients whereby the PEO:

     o assigns workers to client locations, and thereby assumes responsibility as an employer for specified purposes of the workers assigned to the client locations;
     o reserves a right of direction and control of the employees and may share such responsibility with the client, consistent with the client's responsibility for its product or service;
     o pays wages and employment taxes of the employee out of its own accounts;
     o reports, collects, and deposits employment taxes with state and federal authorities;
     o establishes and maintains an employment relationship with its employees which is intended to be long term and not temporary; and
     o    retains a right to hire, reassign, and fire the employees.

Businesses today need help managing increasingly complex employee related matters such as personnel management, health benefits, workers' compensation claims, payroll, payroll tax compliance, and unemployment insurance claims. Pinecrest has contracted with a PEO to assume these responsibilities, which then allows more concentration on the revenue-producing side of its operations.

Through this relationship with TEC, the Company currently employs 2 administrative individuals in Pinecrest Investment Group, Inc., the parent entity. Pinecrest Farms, Inc., the subsidiary, currently employs 50 employees including the President of the subsidiary. Once construction is complete and production begins, the Company expects to employ additional individuals in areas of production, sales and marketing and administration. By the end of December 2000, the Company expects to hire five additional employees for administration and plans to hire approximately 50 individuals in the following functional areas: 40 Production individuals for quality control, distribution, production and greenhouse supervisors, harvesting, packing and shipping and delivery; 4 individuals in Sales & Marketing; and 6 individuals in Administration. The Company does not currently have nor does it expect to have a collective bargaining agreement with its employees.

All production personnel attend orientation classes describing the practices and procedures designed and used by Pinecrest Farms. Specific product training takes place both in the classroom and in the greenhouses to educate personnel in the following areas: product inspection, product care, product safety, product handling, product testing, product growth rates, product classifications and product harvesting, nutrient systems, pest control management, monitoring techniques, safety issues, water conservation, temperature control systems, lighting and company policy.

Item 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Introduction
------------

This discussion summarizes the significant factors affecting the operating results, financial condition and liquidity/cash flow of the Company during the period from Inception (September 5, 1997) to June 30, 2000. This should be read in conjunction with the financial statements and notes thereto included. Meaningful quarterly results are unavailable for the period from Inception (September 5, 1997) to June 30, 2000 because of the development stage nature of the Company and the fact that it had no revenue generating operations during that period. However, financial audits were performed for the period from Inception to June 30, 1998, for the period from July 1, 1998 to June 30, 1999 and for the period from July 1, 1999 to June 30, 2000. In addition, reviewed interim financial statements are provided for the six months ended December 31, 1999 and compiled interim financial statements are provided for the nine months ended March 31, 2000. The following comments will discuss the Company's development stage operating results on a standalone basis as opposed to a comparative basis.

Cash Requirements Analysis
--------------------------

Due to the Company being in a development stage, operations and capital expenditures have been completely financed through the use of short-term and long-term credit arrangements as well as the sale and/or exchange of the Company's common stock. Cash generated over the 12 month period from January 1999 through December 1999 from the Company's financing activities totaled approximately $558,000 (inclusive of the funds raised through Michael Foundation, Limited, plus a subscription receivable due of $437,000). For the three-month period from January 2000 through March 2000, the only funds received were from payment of the subscription receivable of approximately $395,000. For the three month period from April 2000 through June 2000, the balance of the subscription receivable of $42,000 was received plus approximately $735,766 received from Michael Foundation, Limited pursuant to a subsequent line of credit arrangement. Arrangements have been made for the availability of approximately $764,234 in additional cash from financing. . This should provide adequate funding to carry the Company until Phase I of the Lithia Food Production Facility is complete and operational by mid-August 2000 and operating capital until the Company generates enough cash from sales to maintain operations. The Company anticipates profitability from operations by November 2000.

Once in operation, it is anticipated that Phase I, containing 2 greenhouse ranges, will produce monthly gross revenues of approximately $200,000 and monthly net income of approximately $75,000 ($37,500 per range).

The Company is pursuing a Federal Rural Development Act Loan or other comparable financing to finance Phase II of the Lithia facility. While the Company has already received significant interest and expects to complete such a transaction within the next few months, it is possible the Company could be unsuccessful in obtaining such financing. In this event, the rate of build-out of Phase II, and resulting revenues and profits would be slower than projected since construction would then be financed out of profits. However, the Company would still be able to maintain a positive cash flow position and positive net profits from operations.


Once Phase II, containing 5 greenhouse ranges, is completed and in operation, total monthly revenues from Phase I and Phase II facilities (a total of 7 greenhouse ranges) are anticipated to be in excess of $700,000 and monthly net income to be in excess of $300,000 ($42,857 per range).

Based on our cash flow projections, Phase III is to be financed out of profits and, therefore, no financing is anticipated at this time.

Product Research & Development
------------------------------

The Company will continue to research new product lines on a project by project basis to which it can apply its technology. The general budget for these expenditures will be allocated based on a percentage of profits that will vary as the Company expands. Although the specific projects change regularly, it is not anticipated that additional funding beyond this allocation will be necessary. Some of the projects that will be tested are cucumbers, various varieties of peppers, squash and zucchini. Future products to be tested include tomatoes and strawberries. One of the methods of production being tested using the technology is a gravity fed hydroponic tree. However, since these projects are investigative in nature, it cannot be determined at this time, how long the research and testing will take nor when, if or which projects will ever produce revenues.

Significant Capital Expenditures
--------------------------------

The Company spent approximately $175,000 on engineers, permitting, materials and equipment to be incorporated into the Phase I Lithia facility and approximately $10,000 on research and development in November and December of 1999. We anticipate that the additional costs to complete Phase I of the Lithia facility and necessary overhead expenditures will total approximately $800,000.

Phase II costs for greenhouses and equipment will total approximately $400,000 per greenhouse range. Phase II will consist of 5 greenhouse ranges for a total of $2,000,000.

Phase I and II costs are expected to be expended late in the year 2000 and the first quarter of 2001.

All Phase III costs are anticipated to be expended in 2001. The rate of completion of Phase III will depend greatly upon the timing of the build-out of Phase II. Phase III construction costs will also be approximately $400,000 per greenhouse range. A total of 12 greenhouse ranges will be built in Phase III at a total cost of $4,800,000.

Changes in Personnel
--------------------

The Company currently has 2 employees that are employed by the parent corporation, Pinecrest Investment Group, Inc. and 50 employees of the subsidiary corporation, Pinecrest Farms, Inc.

It is anticipated that the parent corporation will hire approximately five employees over the next twelve months. Pinecrest Farms, Inc. is anticipated to increase to approximately 100 employees over the next twelve months with the majority of them being provided through a Professional Employer Organization
(PEO).

Impact of Year 2000 Issues
--------------------------

Due to the method of storing date information in computers using two digits to indicate the year instead of four digits (for example "99 instead of "1999") some computer systems may not accept input of, store, manipulate or output dates in the years 2000 or thereafter without error or interruption. This is known as the Year 2000 or Y2K problem. It is possible that the Company's software products and internal information systems and the business systems of its suppliers or customers will be negatively impacted by Year 2000 problems. Pinecrest has conducted a review of its business systems in an attempt to identify ways in which its systems could be affected by Year 2000 problems. Based on this review, the Company believes that its internal information systems are Year 2000 compliant and the Company does not expect the Year 2000 issue to have a material adverse affect on its systems.

All internal information systems of the Company were purchased in 1998 or later, well after software vendors stated that their products were Year 2000 compliant. The Company believes that the risk of Year 2000 issues and the costs associated with Year 2000 issues are minimal.

The Company has backed up all corporate information systems and all systems are properly functioning.

Item 3.  PROPERTIES.

The Company's principal office is located at 1211 Tech Blvd., Suite 101, Tampa, Florida 33619, where it leases approximately 1,200 square feet on a month to month basis.

The Company also owns approximately 40 acres in eastern Hillsborough County, Florida located at 9107 Lithia-Pinecrest Road approximately one and 1/2 mile east of Highway 39 on Highway 640 where it is building its first hydroponic farming facility.

Item 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of September 15, 2000, information concerning ownership of the Company's securities by (i) each Director, (ii) each executive officer, (iii) all Directors and executive officers as a group; and (iv) each person known to the Company to be the beneficial owner of more than five percent of each class:


                     Name and Address                    Amount       Percent
Title of Class   of Beneficial Owner (1) r               Owned      of Class(2)
--------------   --------------------------             --------    -----------




Common           David B. Howe, Chairman, President
                 and Chief Executive Officer
                 1211 Tech Blvd., Suite 101
                 Tampa, FL  33619                        512,500         6.695%

Common           Sheryl B. Salvadore, Secretary,
                 Treasurer and Director
                 1211 Tech Blvd., Suite 101
                 Tampa, FL  33619                         12,500         0.163%

Common           Thomas M. Tillman(3)
                 President of Pinecrest Farms, Inc.
                 1211 Tech Blvd., Suite 101
                 Tampa, FL  33619                         79,168         1.034%

Common           Robert Goldberg
                 PO Box 17663
                 Clearwater, FL  33762                   450,000         5.878%

Common           Walter W. Knitter
                 PO Box 22023
                 Tampa, FL  33622                        635,500         8.301%

Common           Michael Foundation, Limited(4)
                 c/o First Nevisian Corporate Serv.
                 Henville Building, Prince Charles St.
                 Charleston, Nevis
                 West Indies                           3,918,716        51.192%


All Executive Officers and Directors
    as a group (3 persons)                               604,168         7.892%

--------------------------------------------------------------------------------

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which the beneficial owner has sole voting and investment power.
(2)  Based upon 7,654,836 shares currently outstanding.
(3) All shares issued to Tillman & Associates, Inc., a corporation controlled by Thomas M. Tillman.
(4) Michael Foundation Limited is controlled by general manager, Simon Shaw. The Michael Foundation Limited is a privately-held company whose primary efforts are as passive investors in commercial ventures such as farming, principally located in the western hemisphere. Mr. Shaw indicates that Michael Foundation Limited does not exert pressure or influence on companies in which they make an investment and routinely performs extensive due diligence on the front-end of any venture they consider to make sure they are comfortable with its structure. Mr. Shaw has indicated that Michael Foundation Limited would consider a proposal with the Company for further funding. On May 11, 2000, Michael Foundation executed a Shareholder Voting Agreement and Irrevocable Proxy with respect to its 3,804,589 shares of common stock, granting David Howe, the Company's Chairman and CEO the right to vote these shares for a period of ten years. Accordingly, despite the fact that they are the Company's largest shareholder, they will not be able to influence the future plans of the Company.


Incentive Stock Option Plan
---------------------------

On January 10, 2000, the Board of Directors of the Company adopted the Pinecrest Investment Group, Inc. Incentive Stock Option Plan December 1999 (the "Plan") which was subsequently approved by a majority of the shareholders on January 10, 2000. The Plan will be administered by the Executive Committee of the Board of Directors of the Company and authorizes the Committee to grant or award to eligible executive and employees of the Company and its subsidiaries, until January 10, 2010, incentive stock options for up to 1,200,000 shares of restricted common stock of the Company.

The following is a general description of certain features of the Plan that is annexed in this filing as an exhibit.

     Participation. Participants will be selected by the Committee from time to time among the executives and key employees of the Corporation or of any subsidiary of the Corporation. Directors who are employees of the Corporation or of any subsidiary of the Corporation will be eligible for inclusion. Participation in the Plan will be on an individual basis and the Committee shall have complete discretion in selecting those persons, if any, who may participate.


     Number of Shares. The total number of shares of common stock for which options may be granted pursuant to this Plan shall not exceed 1,200,000 shares except that, if options as to any shares lapse without being exercised, such shares may be re-optioned. Within the limits herein

                                                                              23
     contained, the number of shares for which options will be granted from time to time and the periods for which the options will be outstanding will be determined by the Committee.

     No participant may be granted an option pursuant to this Plan in any one calendar year to purchase more than $100,000 of common stock of the Corporation, valued at the time of the grant, provided, however, that one-half of any unused portion of such amount may be carried over or granted in any of the three succeeding calendar years, and as such shall be added to the otherwise applicable dollar limitation for such succeeding years.

     Option Price. The Option price of options granted pursuant to this Plan shall be (a) one hundred percent (100%) or (b) in the case of an individual who owns stock possessing more than 10 percent of the total combined voting power of all classes of stock of the Corporation or of any subsidiary of the Corporation one hundred ten percent (110%), of the fair market value of the shares of common stock at the date on which the options are granted, which date shall be the date on which the letters to the grantees setting forth the terms of the option are executed by the Corporation.

     Term of the Option. No option granted pursuant to this Plan shall be exercisable after the expiration of ten years from the date the option is granted. Within these limits, the Committee will determine the expiration date of the options.

     Time of Exercise. An option granted pursuant to this Plan may be exercised in whole or in part at any time after one year from the date of grant until the expiration of the term of the option. No option granted pursuant to this Plan shall be exercised by the grantee while there is outstanding any Incentive Stock Option previously granted to him to purchase stock in the Corporation or any corporation which at the time of granting the option is a parent or a subsidiary of the Corporation or a predecessor corporation of any such corporation.

     Payment of Shares. Upon the exercise of an option granted pursuant to this Plan, payment may be made at Employee's option, in cash or by check.

     Sale of Option Shares. The participant must represent and warrant to the Corporation as condition of the granting of an Option hereunder, and for the continued validity thereof, that the participant will not sell or offer for sale any shares of stock obtained hereunder in the absence of an effective registration statement as to such stock under the Securities Act of 1933, as amended, unless the Corporation shall have received opinion of counsel satisfactory that such registration is not required, and that no stock will be sold or offered for sale in violation of any applicable state securities legislation. The Corporation may legend any shares issued on exercise of an Option to reflect this provision.

     Amendment to the Plan. The Plan may be amended at any time by the Board of Directors, provided that no amendment shall be made without the approval of the stockholders which shall increase the total number of shares covered by the Plan, change the description of the class of employees eligible to receive options, or reduce the option price.

No stock options have yet been granted under the Plan.

Item 5.  DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth certain information concerning each of the Company's directors and executive officers:

Name                         Age       Position
----                         ---       --------

David B. Howe                47        Chairman of the Board, President, Chief
                                       Executive Officer

Sheryl B. Salvadore          43        Secretary, Treasurer, Director

Thomas M. Tillman            42        President, Pinecrest Farms, Inc.


David B. Howe - Chairman of the Board, President, and Chief Executive Officer -Mr. Howe has served as Chairman of the Board, President and Chief Executive Officer of the Company since founding the Company in January 1999. From 1988 to the present, Mr. Howe has served as President of Blackhawk Financial Group, Inc., a privately held Florida corporation formerly specializing in mergers and acquisitions. Blackhawk, a company controlled by Mr. Howe, has not been active since 1996 and no activities are planned for the future. From 1991 to 1998, Mr. Howe consulted for Baylor Medical Products, Ltd., Baylor BioTechnologies Co., Ltd. and Beijing Regene Latex Products Co., Ltd. Mr. Howe earned a BA in business finance at the State University of New York at Fredonia where he has just completed a 12-year term as a member of its Foundation Board.

Sheryl B. Salvadore - Secretary, Treasurer and Director - Ms. Salvadore has served as Secretary, Treasurer and Director of the Company since January 1999. From 1995 to the present, Ms. Salvadore has served as Secretary of Blackhawk Financial Group, Inc., a privately held Florida corporation specializing in mergers and acquisitions. Her duties included administrative assistance to Mr. Howe. Blackhawk has not been active since 1996 and no activities are planned for the future. From 1981 to 1995, Ms. Salvadore served in various positions with Brandon State Bank, her last position being Vice President from 1993 to 1995.

Thomas M. Tillman - President of Pinecrest Farms, Inc. - Mr. Tillman has served as President of Pinecrest Farms, Inc. since November, 1999. From 1997 to the present, he has served as President of Tillman & Associates, Inc., a privately held Florida corporation specializing in financial and management consulting. Tillman & Associates, Inc. ("TA") is a sub-chapter S corporation organized under the laws of the State of Florida in 1997 that is owned 100% by Thomas M. Tillman. Most of the consulting services rendered by TA involved tax planning, employee relations, efficiency analysis, computerized accounting systems and employee leasing enterprise management and profitability. TA typically maintained 5 or 6 clients at any one time. In 1999, TA generated revenues over $100,000, of which approximately 70% were generated from Pinecrest Investment Group, Inc. Income tax services comprised approximately 5% of revenues.

From 1996 to 1997, Mr. Tillman served as Vice President and Chief Financial Officer of Employers 1st Trust Corp., an employee leasing company. In October 1992, Mr. Tillman filed for protection under Chapter 7 of the United States Bankruptcy Code with the action being discharged as of January 1993. From 1993 to 1997, Mr. Tillman served as President of ATR Financial Group, Inc., a privately held Florida corporation providing accounting and financial consulting services. ATR Financial Group, Inc. ("ATR") was a sub-chapter S corporation organized under the laws of the State of Florida in 1993 that was owned 100% by Thomas M. Tillman and his wife, Phyllis M. Tillman. ATR was a management consulting firm that revolved around tax planning, computerized accounting systems and employee leasing company start-ups. The financial, tax and business management portion of the business accounted for approximately 20% of revenues. At its largest, ATR had approximately 30 accounting clients, 25 tax clients and 5 consulting clients that generated annual gross revenues of approximately $100,000. ATR was sold to Michael Fitzgerald, P.A. in June of 1996. Mr. Tillman earned a Bachelor of Arts degree from the University of Florida majoring in Pre-law and Accounting.

Key Employees
-------------

Joseph A. Harris - Director of Farming Operations - Mr. Harris is a farmer with over 26 years of experience in conventional dirt farming. He began farming in 1973 when he joined his father's successful 40-year old farming operation. From 1973 to 1983, Mr. Harris and his father grew primarily leafy vegetables distributing product to numerous food brokerage houses located throughout the U.S. including Florida, New York, Georgia, Alabama and South Carolina. In 1984, at his father's retirement, Mr. Harris began contract farming for a conglomerate of Far East businessmen growing high quality specialty herbs and vegetables including basil, cilantro, broccoli, spinach and kale, as well as certain specialty Chinese vegetables such as bok choy, Chinese cabbage and Chinese celery. This operation primarily delivered product directly to restaurants and resorts. During this time, Mr. Harris began experimenting with an irrigation technique known as "fertigation." Fertigation involves mixing liquid fertilizer directly with the water supply. Mr. Harris was one of the first farmers in the central Florida area to implement fertigation as a primary method of irrigation and fertilization in a large scale farming operation. Since 1994, Mr. Harris has served as an agricultural and business consultant to farmers specializing in the analysis of available market demand for various product and techniques used to increase product yields. More recently, Mr. Harris has experimented with hydroponics farming as a means to control pest, disease and fungi problems while increasing yields and quality in a controlled environment. In August 1998, Mr. Harris began consulting with the Company and in March 2000, Mr. Harris joined Pinecrest Farms, Inc. as Director of Farming Operations.

Item 6.  EXECUTIVE COMPENSATION.

The Summary Compensation Table below details all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers in 1998 and in 1999.

SUMMARY COMPENSATION TABLE

                                                           Annual Compensation
--------------------------------------------------------------------------------
Name
and Principal Position                                 Year      Salary ($)
(a)                                                     (b)         (c)
----------------------                                 ----      ----------

David B. Howe (1)                                      1999             0
Chairman, President, CEO                               1998             0

Sheryl B. Salvadore (2)                                1999             0
Secretary, Treasurer, Director                         1998             0

Thomas M. Tillman (3)                                  1998             0
President of Pinecrest Farms, Inc.                     1999       $13,846

----------------------

(1) Mr. Howe entered into an employment agreement with the Company at an annual salary of $156,000 beginning in January, 2000.

(2) Ms. Salvadore will receive annual compensation of $39,000 beginning in January, 2000. During 1999, Ms. Salvadore received a stock grant of 10,000 shares of restricted common stock of the Company valued at $1.50 per share.

(3) Mr. Tillman entered into an employment agreement with the Company at an annual salary of $120,000 beginning in November 1999 of which $13,846 was paid through December 31, 1999. Mr. Tillman was also paid car and gasoline allowances in 1999 totaling $1,038. In 1999, Mr. Tillman also received compensation in the amount of $71,500 in exchange for consulting services paid to Tillman & Associates, Inc.

In 1998 and in 1999 there were no Bonuses or Other Annual Compensation awarded, earned or paid.

In 1998 and in 1999 there was no Long Term Compensation and no Other Compensation awarded, earned or paid. Pinecrest's directors are not compensated and the Company has no compensation plan for its directors. The Company's directors are elected by the shareholders at an annual meeting.

                                                                              27
Item 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

On March 2, 1999, the Company reacquired 2,185,000 shares of restricted common stock from President, David B. Howe and independent investors for $90,000 (Mr. Howe's cost) payable as follows: $30,000 cash and a note in the principal amount of $60,000 bearing 10% simple interest, due September 2, 2000. These shares were acquired by Mr. Howe and the investors in connection with his purchase of the Company. These shares were then simultaneously exchanged as part of the purchase price for the hydroponics technology from Michael Foundation, Limited, and Tillman & Associates, Inc., that is necessary in the overall operation of the hydroponic growing system. On December 6, 1999, the $60,000 promissory note to Mr. Howe was converted into restricted common shares of the Company at a rate of $6.00 per share for a total of 10,000 shares. The interest due on the note of $3,027.13 was paid in cash.

On December 6, 1999, the remaining balance of $80,000 due to Tillman & Associates, Inc. on the promissory note given in exchange for technology, was converted into restricted common stock of the Company at a rate of $6.00 per share for a total of 13,334 shares. The interest due on the note of $6,525.19 was paid in cash. Mr. Tillman is President of Tillman & Associates, Inc. and is President of Pinecrest Farms, Inc.

In March 1999, the Company entered into a convertible line of credit arrangement with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Michael Foundation, Limited to provide working capital for the Company while it was arranging for acceptable long-term funding for its Phase I construction and working capital needs until the Company attained positive cash flow. This line of credit was for a total of $900,000, which amount could be converted into restricted shares of common stock of the Company at a price of $6.00 per share. During the month of March 1999, the Company's stock averaged a closing bid price of $3.70. By the end of November, 1999, the Company had borrowed approximately $300,000 against the Michael Foundation, Limited line of credit. In December, 1999, the line of credit arrangement with Michael Foundation, Limited, was modified to call for the absolute purchase of 150,000 shares of restricted common stock by Michael Foundation, Limited at a price of $6.00 per share for a total of $900,000. During the month of December 1999, the Company's stock averaged a closing bid price of $9.64 per share. As of the date hereof, the shares have been delivered to Michael Foundation, Limited and the Subscription Receivable paid.

In April 2000, the Company entered into a convertible line of credit arrangement with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Michael Foundation, Limited to provide working capital for the Company while it was arranging for acceptable long-term funding for its Phase I construction and working capital needs until the Company attained positive cash flow. This line of credit was for a total of $1,500,000, which amount could be converted into restricted common stock of the Company at a price of $6.00 per share. During the month of April 2000, the Company's stock averaged a closing bid price of $9.14. By the end of June 2000, the Company had borrowed approximately $735,766 against the Michael Foundation, Limited line of credit. In June 2000, Michael Foundation, Limited exercised its right to convert the outstanding balance as of June 30, 2000, plus interest of approximately $8,991 for a total of approximately $744,758 into 124,127 shares of restricted common stock at a price of $6.00 per share. During the month of June 2000, the Company's stock averaged a closing bid price of $9.58 per share. Although the balance due was converted to restricted common shares as of the year ended June 30, 2000, the 124,127 common shares were not physically issued until July 17, 2000.

Item 8.  DESCRIPTION OF SECURITIES.

Common Stock
------------

The Company is authorized to issue 100,000,000 shares of common stock, .001 par value per share. The holders of common stock: (i) have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the Board of Directors, (ii) are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and (iv) are entitled to one non-cumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders. The Company has not paid any dividends on its common stock to date. We anticipate that, for the foreseeable future, we will retain earnings, if any, to finance the continuing operations of its business. The payment of dividends will depend upon, among other things, our capital requirements and our operating and financial conditions. At December 31, 1999, common shares issued and outstanding totaled 6,027,134. As of September 15, 2000, common shares issued and outstanding totaled 7,654,836.

Preferred Stock
---------------

The Company is authorized to issue 10,000,000 shares of preferred stock, no par value, with designations, rights and preferences determined from time to time by its Board of Directors. Our Board of Directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock. To date, no preferred shares have been issued and the Company has no present intention to issue any shares of preferred stock. There can be no assurance that we will not do so in the future.

PART II

Item 1.  LEGAL PROCEEDINGS.

The Company is not a party to any material litigation.

Item 2. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

The Company's common stock is listed on the Electronic Pink Sheets under the trading symbol "PNCR." The Company's common stock began trading on the OTC Bulletin Board on February 25, 1999, the date the trading symbol changed from "SYSA". Currently, the following brokerage firms are making a market in the Company's common stock: Wien Securities, Herzog & Co., Mayer Schweitzer, Inc., GVR Company, Hill Thompson Magid & Co., Knight Securities, Sharpe Capital, Inc., Brockington Securities, Inc., NAIB Trading Corp., Lloyd Wade Securities, Inc., Paragon Capital Corp., Sierra Brokerage Services, Inc., Fleet Bank, Inc., and Paradise Securities, Inc.

The following table sets forth for the period indicated, the range of high and low closing bid quotations per share. These quotations represent inter-dealer prices, without retail markups, markdowns or commissions and may not necessarily represent actual transactions.

                                                           Price per Share
                                                           ---------------
Period Ended                                            High              Low
------------                                            ----              ---

Fourth Quarter 1999 (ending 06/30/00)                   $15.00           $ 6.50

Third Quarter 1999 (ending 03/31/00)                    $21.00           $11.95

Second Quarter 1999 (ending 12/31/99)                   $20.00           $ 5.00

First Quarter 1999 (ending 09/30/99)                    $ 6.38           $ 3.00


The Company has approximately 248 shareholders of record. The Company has not paid, nor does it anticipate paying dividends in the foreseeable future.

Although the Company announced in June, 1999 that it was finalizing arrangements to be listed on the American Stock Exchange, these arrangements had not been finalized as of the filing of this document.

The common shares of the Company are subject to the "Penny Stock Rules" of Rule 15(g) of the Securities Exchange Act of 1934. These rules impose additional sales requirements on broker dealers selling securities to persons other than established customers and accredited investors as defined in the Securities Act of 1933. Brokerage transactions falling within these rules require brokers to make a special suitability determination for the purchaser and to obtain the purchaser's written consent to make the trade before making the sale. Accordingly, these Penny Stock Rules may adversely affect the ability of the purchasers to resell these securities.

Information Statement
---------------------

On or about January 10, 2000, the Company mailed to shareholders of record as of close of business on December 31, 1999, an Information Statement in which proxies were not requested or required. The Information Statement was mailed to the Company shareholders in connection with a proposed action by written consent to authorize and approve the following actions:

     (a) an Amendment to the Company's Articles of Incorporation to authorize a class of Preferred Stock, consisting of 10,000,000 authorized shares, no par value and to authorize the Board of Directors to issue such Preferred Stock in one or more series, without further approval of stockholders of the Company and to permit the Board of Directors to establish the attributes of any series of Preferred Stock prior to the issuance of any such series.

     (b) A forward stock split of 5 shares for each 4 shares of common stock issued and outstanding on the record date of December 31, 1999. Any fractional share will be rounded up to the nearest full share. The end result will be the addition of approximately 1,506,770 shares of common stock.

     (c) A tender offer by the Company to purchase shares of common stock from its shareholders for $12 per share with the purchase price to be paid in the form of a debenture with 12% interest to be paid quarterly. The Company shareholders will have until February 29, 2000 to tender the shares and can call for payment anytime after August 31, 2000 and the Company can redeem the debentures at any time. At the time of this filing, no shares had been tendered.

     (d) An Agreement and Plan of Reorganization to acquire 100% of the issued and outstanding common stock of ISBRE or an aggregate of 7,600,000 shares of common stock of the Company. The acquisition is expected to close on or about January 31, 2000. Pursuant to the Agreement, the Company will issue an aggregate of 7,600,000 shares of the Company's common stock to the ISBRE shareholders and retire certain shares owned by the current shareholders of ISBRE. Accordingly, the new combined entity will have approximately 15,200,000 shares issued and outstanding with the ISBRE shareholders owning approximately 50% of the outstanding common stock of the Company.

Subsequent to the mailing of the Information Statement to the Company's shareholders, (i) the Articles of Amendment to the Articles of Incorporation were filed to provide for the authorization of 10,000,000 preferred shares at no par value; (ii) 1,506,770 common shares were issued by the Company's transfer agent in connection with the 5 for 4 stock split and the certificates were mailed to the shareholders on February 4, 2000; (iii) based on the advice of legal counsel, the Company notified its shareholders on February 4, 2000 that the stock tender offer had been abandoned; and (iv) due to protracted due diligence on the potential merger with ISBRE, the Company notified its shareholders on February 4, 2000 that the Company had abandoned its plans to pursue this merger.

Item 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

Item 4.  RECENT SALES OF UNREGISTERED SECURITIES.

The following securities were sold in reliance upon Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. The company kept 100% of the proceeds from the sale of securities and no underwriters were used and no commissions or discounts were paid.


ISSUE                     NO. OF
DATE           TITLE      SHARES       SHARES ISSUED TO       CONSID.    AMOUNT
----           -----      ------       ----------------       -------    ------

02/11/99       Common     380,000      Michael Foundation     Services  $  3,800
02/11/99       Common     380,000      Maple Hill Trust       Services     3,800
02/11/99       Common     280,000      Daisy Schapheer        Cash         2,800
02/11/99       Common     360,000      Robert Goldberg        Cash         3,600
02/11/99       Common     200,000      Walter W. Knitter      Cash         2,000
02/24/99       Common     150,000      Ralph Loveday          Cash         4,500
12/15/99       Common     150,000      Michael Foundation     Cash       900,000


Item 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company's Articles of Incorporation provide that the Company shall indemnify, to the fullest extent permitted under Florida law, its directors and officers against certain liabilities incurred with their service in such capacities. In addition, the Articles provide that the personal liability of the officers to the Company and its stockholders for monetary damages will be limited.

ADDITIONAL INFORMATION

The Exchange Act Registration Statement and the exhibits and schedules thereto filed by Pinecrest may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 5th Street NW, Washington, D.C. 20549. Information may be obtained on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically (http://www.sec.gov.) The Internet address for the Company is http://www.pncr.net.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                              FINANCIAL STATEMENTS

                        FOR THE YEAR ENDED JUNE 30, 2000

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                              FINANCIAL STATEMENTS


                        FOR THE YEAR ENDED JUNE 30, 2000





                                      INDEX
                                      -----




         Auditors Report                                             F-1


         Balance Sheet                                               F-2


         Statement of Operations                                     F-3


         Statement of Cash Flows                                     F-4


         Statement of Changes in Stockholders' Equity                F-5


         Notes to Financial Statements                               F-6-F-11


         Supplemental Statements                                     F-12-F-14

                                    DRAKEFORD
                                        &
                                    DRAKEFORD
                         A LIMITED LIABILITY CORPORATION
                            ACCOUNTANTS & CONSULTANTS


John A. Della-Donna, CPA    3235 Satellite Boulevard   Telephone:   770-291-2137
Georgia #3424                Building 400, Suite 300   Facsimile:   770-739-7822
                              Duluth, Georgia 30096



                            INDEPENDENT AUDIT REPORT

To Shareholders of:
PINECREST INVESTMENT GROUP, INC.
TAMPA, FLORIDA


We have audited the accompanying balance sheet of PINECREST INVESTMENT GROUP, INC.( A Development Stage Company ) as of June 30, 2000, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of PINECREST INVESTMENT GROUP, INC. as of June 30, 2000, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


By:  /s/  Drakeford & Drakeford, LLC
   ---------------------------------
          Drakeford & Drakeford, LLC

Drakeford & Drakeford, LLC
September 15, 2000



                              PINECREST INVESTMENT GROUP, INC.
                               ( A DEVELOPMENT STAGE COMPANY )
                                        BALANCE SHEET
                                        JUNE 30, 2000


                                           ASSETS
                                           ------
Current Assets
         Cash                                                       $    78,683
         Employee Advances                                                1,050
                                                                    -----------
                  Total Current Assets                                             $   79,733
Property, Plant, and Equipment
         Greenhouses, Equipment, and Stock                              681,939
         Office Furniture and Equipment                                  27,609
         Vehicles                                                        12,000
         Land and Improvements                                          524,882
                                                                    -----------
                                                                      1,246,430
                  Less: Accumulated Depreciation                     (   14,306)
                                                                    -----------
                  Total Property, Plant, and Equipment                              1,232,124
Other Assets
         Hydroponic Technology                                        3,446,715
         Deposits                                                         3,066
              Organizational Cost                                           193
                             Less: Accumulated Amortization          (      193)
                                                                    -----------
                             Total Other Assets                                     3,449,781

TOTAL ASSETS                                                                      $ 4,761,638
                                                                                  ===========
                                       LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
         Accounts Payable                                           $    27,675
         Mortgage Payable-Current                                       288,000
                                                                    -----------
                  Total Current Liabilities                                       $   315,675

Stockholders' Equity
         Common Stock, $.0008 par value,
         100,000,000 authorized, 7,655,431 issued
         and outstanding                                                  6,124
         Additional Paid-in Capital                                   5,704,702
         Less: Stock Subscriptions Receivable                        (        4)
         Retained Earnings (Deficit)                                 (1,264,859)
                                                                    -----------
                  Total Stockholders' Equity                                       4,445,963
                                                                                  ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $4,761,638
                                                                                  ==========

          The accompanying notes are an integral part of the financial statements.

                                             F-2


                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                             STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED JUNE 30, 2000



Income (Development Stage)

         Executive Bonuses                               $   15,000
         Officers' Salary                                    97,500
         Admin. Leased Employees Salaries                   107,788
         Payroll Taxes and Leasing Cost                      49,911
         Employee Benefit Programs                            3,368
         Advertising                                          3,307
         Automotive Expense                                   6,885
         Bank Charges                                           603
         Travel and Entertainment                             7,734
         Farm Operation Expenses                            101,733
               Consulting Fees                               97,682
         Insurance                                            9,131
         Depreciation                                        13,139
         Legal and Professional                               5,043
         Repairs and Maintenance                                984
         Taxes and Licenses                                   1,645
         Postage and freight                                  4,751
         Marketing Expense                                   25,997
         Permitting Fees                                      9,102
         Rent                                                22,375
         Office Supplies and Expense                         11,769
         Telephone                                           14,306
         Stock Transfer Fees                                  3,589
         Public Stock and Administrative Fees                 6,693
         Utilities                                            1,695
         Miscellaneous Expense                                6,617
                                                        -----------
                  Total Operating Expenses                  628,347
                                                        -----------
Other Income ( Expenses)
         Interest Income                                      4,536
         Interest Expense                                  (567,742)
                                                        -----------
                  Total Other Income (Expenses)            (563,206)
                                                        -----------
                  NET LOSS                              ($1,191,553)
                                                        ===========
                  Earnings Per Share (Loss)             ($     .179)
                  Weighted Average Shares Outstanding     6,670,974


    The accompanying notes are an integral part of the financial statements.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                             STATEMENT OF CASH FLOWS
                        FOR THE YEAR ENDED JUNE 30, 2000



Net Loss                                                    ($1,191,553)

Adjustments to Reconcile Net Income to Net
   Cash Provided from Operating Activities:
    Depreciation & Amortization                                  13,139
    Executive Bonuses in exchange for stock                      15,000
    Employee Advances                                       (     1,050)
    Accounts payable                                             25,370
             Accrued interest                               (     6,205)
                                                             ----------
         Net Cash Provided (Used) by Operating Activities   ( 1,145,299)
                                                             ----------
 Cash Flows From (Used In ) Investing Activities:
    Land and Improvements                                   (   158,619)
    Greenhouses and Equipment                               (   681,939)
    Deposits                                                (     3,066)
    Other Fixed Assets                                      (    39,609)
                                                             ----------
         Net Cash Used In Investing Activities              (   883,233)
                                                             ----------
 Cash Flows From (Used In) Financing Activities:
     Common Stock Sold For Cash                               2,294,797
     Notes and Mortgages                                    (   189,464)
                                                             ----------
         Net Cash From Financing Activities                   2,105,333
                                                             ----------

Increase in cash                                                 76,801
Cash and cash equivalents,
  beginning of period                                             1,882
                                                             ----------


Cash and cash equivalents,
  end of period                                              $   78,683
                                                             ==========


    The accompanying notes are an integral part of the financial statements.


                                      F-4A

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                             STATEMENT OF CASH FLOWS
                        FOR THE YEAR ENDED JUNE 30, 2000





         Supplemental Cash Flow Information:

                  Cash paid for interest                            $ 567,742
                  Cash paid for income taxes                        $       0




         Non- cash Investing and Financing Activities:

                  Conversion of Notes Payable To Restricted Stock   $ 140,000
                  Stock Subscriptions Receivable                    $       4


     The accompanying notes are an integral part of the financial statements


                                      F-4B



                                        PINECREST INVESTMENT GROUP, INC.
                                         ( A DEVELOPMENT STAGE COMPANY )
                                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                        FOR THE YEAR ENDED JUNE 30, 2000








                                                   Common Shares        Capital Amount        Retained  Deficit
                                                   -------------        --------------        -----------------

         Balance, June 30, 1999                      5,841,200            3,407,834               (73,306)



         Common Shares Issued
         Under rule 504                                150,000              900,000

         Common Shares Issued
         To Discharge Debt                              23,334              140,000

         Common Shares Issued
         As Executive Bonus                             10,000               15,000


         5 for 4 Stock Split Approved Jan.
         10, 2000 for Stockholders' on Rec.
         as of December 31, 1999                     1,506,770

         Exercised right to convert $744,758
         line of credit into 124,127 shares of
         restricted common shares
          on June 25, 2000                             124,127            1,247,992
         Net Loss for the year ended
         June 30, 2000                                                                         (1,191,553)


                                                     ---------            ---------             ---------

         Balance June 30, 2000                       7,655,431            5,710,826            (1,264,859)
                                                     =========            =========             =========


                    The accompanying notes are an integral part of the financial statements.


                                                       F-5


                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS


NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated on September 9, 1997, in the State of Florida under the name of Synthetic Flowers of America, Inc. On January 15, 1999, a stock purchase agreement was signed between Synthetic Flowers of America, Inc. and David B. Howe, and the corporate name was changed to Pinecrest Investment Group, Inc. (See Note B-Stockholders' Equity). Since January 15, 1999, the Company has been involved in financial planning, the raising of capital, acquisition of property, plant, equipment and other operating assets, training personnel and developing of Markets. A brief list of the activities engaged in are as follows:
(a) the purchase of hydroponic technology from Michael Foundation, Limited and Tillman & Associates, Inc., (b) entering into financial arrangements for funding of hydroponic growth facility in Lithia, Florida, (c) purchase of 40-acre property in Lithia, Florida to be used as site of first hydroponic growth facility of the Company, (d) negotiate, contract and purchase greenhouse materials and equipment to be used for the first hydroponic growth facility of the Company, (e) acquire building and development permits for construction of the Company's first hydroponic growth facility, (f) begin construction on first hydroponic growth facility, (g) hire and train personnel for the Company's first hydroponic growth facility, (h) specify and acquire computers, software and furniture to be used in the Company's first hydroponic growth facility, (i) maintain contact with future customers on timing of start-up of operations of the Company's first hydroponic growth facility, and (j) revise the Company's business plan as necessary.

Year End

The Company has elected June 30th as its fiscal year end.

Cash, Equivalents and Fair Value of Financial Instruments

All highly liquid investments with maturaties of three months or less when purchased are cash equivalents. Cash equivalents are carried at the lower of cost or market. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the period presented the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

Net Loss Per Share

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 supersedes and simplifies the existing computational guidelines under Accounting Principles Board ("APB") Opinion No. 15, "Earnings Per Share." The statement is effective for financial statements issued for periods ending after December 15, 1997. Among other changes, SFAS No. 128 eliminates the presentation of primary earnings per share and replaces it with basic earnings per share for which common stock equivalents are not considered in the computation. It also revises the computation of diluted earnings per share. The Company has adopted SFAS No. 128 and there is no material impact to the Company's earnings per share, financial condition, or results of operations. The Company's earnings per share have been restated for all periods presented to be consistent with SFAS No. 128.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS


NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(Continued)

The basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. When present, common stock equivalents are excluded from the computation if their effect would be anti-dilutive. Shares issued at inception are considered to be outstanding for the entire period presented.

Income Taxes

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classifications of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The deferred tax asset related to the operating loss carryforward has been fully reserved. The Company has not provided current or deferred income taxes for the period presented due to a loss from operations. The Company currently has a net operating loss carryforward which expires in 2013.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation of furniture and fixtures, equipment, and other fixed assets are provided on the straight-line method over the estimated useful life of the asset. Expenditures for maintenance and repairs are charges against operations. The technology purchased from Michael Foundation and Tillman & Associates, Inc. will be amortized on a unit of production basis. The rate of amortization will be $.015 per pound of product produced and will begin once the Company begins production. Revenue generating operations are anticipated to begin in July 2000. It is anticipated that the technology will be fully amortized over seven years. Organizational cost have been fully expensed.

NOTE B-STOCKHOLDERS' EQUITY

On September 5, 1997, in connection with the original organization of the Company, 4,000,000 shares of common stock was issued to Sheila Langley, the original President of the Company, for services provided and reimbursement of organizational costs and stock offering costs incurred by the Company but paid for by Langley. Fair value used for this transaction of $.0025 per share is based upon the fair value to the Company of the services provided and billings from the Company's attorney.

Subsequently, on January 15, 1999, David B. Howe executed a stock purchase agreement on behalf of himself and several independent investors to purchase 3,680,000 of the 4,000,000 shares owned by Langley for $150,000 cash. On March 2, 1999, the Company repurchased 2,185,000 shares of the 3,680,000 purchased by Howe and the investors, for the purchase of the hydroponics technology from Michael Foundation, Ltd. (See Note-E- Related Party Transactions); of the remaining 1,495,000 shares, 400,000 shares were issued to Howe and the balance between the investors.

On January 16, 1999, the Articles of Incorporation were amended to provide that the aggregate number of shares of capital stock that the Corporation shall be authorized to have outstanding at any one time shall be one hundred million shares of common stock at $.001 par value per share and twenty-five million shares of preferred at $.001 par value per share.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS

NOTE B-STOCKHOLDERS' EQUITY-(Continued)

On January 10, 2000 the Company's Board of Directors' approved a 5 for 4 stock split for shareholders of record on December 31, 1999, for a total of 1,506,770 additional shares. Also, the Board adopted the Pinecrest Investment Group, Inc. Incentive Stock Option Plan December 1999, which was approved by a majority of the shareholders. The Plan will be administered by the Executive Committee of the Board of Directors of the Company and authorizes the Committee to grant or award to eligible executives and employees of the Company and its subsidiaries, until January 10, 2010, incentive stock options for up to 1,200,000 shares of restricted common stock of the Company.

On January 26, 2000 the Company amended its Articles of Incorporation to authorize a class of preferred shares consisting of 10,000,000 shares with no par value per share.

NOTE C-OTHER ASSET-HYDROPONICS TECHNOLOGY

On March 2, 1999, the Company entered into agreements with Michael Foundation, Ltd., a West Indies corporation, and Tillman & Associates, Inc., a Florida corporation, for the purchase of certain hydroponics technology at a total purchase price of $3,437,500. The purchase price in the agreement with Michael Foundation, Ltd., consisted of 2,185,000 shares of restricted common stock with a current market value of $1.50 per share. The purchase price in the agreement with Tillman & Associates, Inc., consisted of 50,000 shares of restricted common stock with a current market value of $1.50 per share plus a note in the amount of $85,000.

The aforementioned information and technology purchase includes, but may not necessarily be limited to, proprietary hydroponic growth solution formulas, equipment and greenhouse specifications and crop and equipment maintenance plans and programs.

An independent expert analysis opinion, dated January 22, 1999, was performed by Jerry Pruitt, an agricultural consultant from Marbury, MD. His test included the validity of the Hydroponics Growing System and the salability of the retail/wholesale products derived from the process. Mr. Pruitt valued the Hydroponics Growing System purchased by the Company at $3.2 million dollars.

The Company intends to grow several varieties of leaf lettuce, romaine lettuce, spinach and a wide assortment of culinary herbs that it sell and distribute directly to 4 and 5 star restaurants and resorts such as Disney World and Marriott.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS


NOTE D-MORTGAGE PAYABLE

Current debt consists of the following mortgage payable:


                                       Current      Non-Current        Total
                                     ----------     ----------      ----------


Hopewell Land Partners. Ltd.
Secured by 40 acres,Lithia, Fl.
Dated April 9, 1999. Rate of
interest- 12%, simple interest.
Interest only, balance July 9, 2000  $  288,000            -0-      $  288,000
                                     ----------     ----------      ----------
         TOTALS                      $  288,000            -0-      $  288,000
                                     ==========     ==========      ==========


On April 9, 1999 the Company purchased a 40-acre tract of land in Lithia, Fl., approximately 20 miles southeast of its Tampa, Fl. Corporate offices, for $360,000. The Company provided $72,000 as a down payment and the seller, Hopewell Land Partners, Limited, provided purchase money mortgage financing for the balance of $288,000. The terms of the purchase money mortgage are interest only at 12% per annum, payable monthly for one year, at which time, July 9, 2000, the balance is due and payable in full. The Company is pursuing mortgage financing via a U.S. Rural Development Act Loan. However, discussions with interested private lenders and individuals indicate that, should the need arise, refinancing the first mortgage would not be a problem since the value of the property along with the improvements currently being built indicate a loan to value ratio of less than 50 percent. In addition, the mortgagee has granted the Company an addition of ninety days on the payoff of this mortgage to July 9, 2000.

NOTE E- RELATED PARTY TRANSACTIONS

On March 2, 1999, the Company purchased 2,185,000 shares of restricted common stock from President, David B. Howe and affiliated investors for $90,000 (Howe's cost) payable as follows: $30,000 cash and a note in the principal amount of $60,000 bearing 10% simple interest, due September 2, 2000. These shares were acquired by Howe and the investors in connection with his purchase of the Corporation. (See Note-B-Stockholders' Equity). As of December 6, 1999, this debt was converted to 13,334 shares of restricted stock.

These shares were then simultaneously exchanged as part of the purchase price for the hydroponics technology from Michael Foundation, Ltd., and Tillman & Associates, Inc., that is necessary in the overall operation of the hydroponic herb and lettuce farm.

On December 6, 1999, the remaining balance of $80,000 due Tillman & Associates, Inc. on the promissory note given in exchange for technology, was converted into restricted common stock of the Company at a rate of $6.00 per share for a total of 13,334 shares. The interest due on the note of $6,525.19 was paid in cash. Mr. Tillman is President of Tillman & Associates, Inc. and is President of Pinecrest Farms, Inc.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS


NOTE E- RELATED PARTY TRANSACTIONS (Continued)

In December 1999, 10,000 restricted shares of common stock were issued to Sheryl Salvadore, the Company's Corporate Secretary, pursuant to a grant to her as a bonus on March 2, 1999 at a value of $1.50 per share.

In March 1999, the Company entered into a convertible line of credit with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Michael Foundation, Limited, to provide working capital for the Company while it was arranging for acceptable long-term funding for its Phase I construction and working capital needed until the Company attained profitability. This line of credit was for a total of $900,000, which amount could be converted into restricted common stock of the Company at a price of $6.00 per share. By the end of November 1999, the Company had borrowed approximately $300,000 against the Michael Foundation, Limited line of credit. In December 1999, the line of credit arrangement with Michael Foundation, Limited, was modified to call for the absolute purchase of 150,000 shares of restricted common stock by Michael Foundation, Limited at a price of $6.00 per share for a total of $900,000.

On April 10, 2000, the Company entered into a convertible line of credit arrangement with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Michael Foundation, Limited to provide working capital, from time to time, for the Company while it was arranging for acceptable long-term funding for its Phase 1 construction and working capital needs until the Company attained positive cash flow. This line of credit was for a total of $1,500,000, which could be converted into restricted common stock of the Company at a price of $6.00 per share. On June 25, 2000, Michael Foundation, Limited exercised its right to convert $744,758 on the line of credit, including approximately $8,991 in accrued interest, into 124,127 shares of restricted common stock at a price of $6.00 per share.

Pursuant to EITF 98-5, when the Company makes a draw of funds against the aforementioned line of credit, a journal entry is made that: (1) debits the amount of cash received; (2) credits the line of credit liability account; (3) debits a contingent debt discount account for the intrinsic value of the beneficial conversion feature; and (4) credits Additional Paid in Capital for the same amount as the contingent debt discount account. The amount debited to the contingent debt discount account is calculated as the difference between the fair value of the stock on the date the funds are received and the beneficial conversion price of $6.00 multiplied by the number of shares to be issued upon conversion, based upon that particular draw amount. The contingent debt discount account will be listed as a contra-equity account in the Stockholders' Equity section of the Balance Sheet. Upon conversion, at the lender's option and discretion, a journal entry is made that (1) debits the line of credit liability account for the appropriate amount to be converted (Conversion Price of $6.00 per share times the number of shares being issued); (2) credits the contingent debt discount account for the intrinsic value of the beneficial conversion feature for the shares being issued; (3) debits Interest Expense for the intrinsic value of the beneficial conversion feature for the shares being issued; (4) credits Common Stock for the par value of the shares being issued; and (5) credits Additional Paid in Capital for the balance.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS


NOTE F- INVESTMENT IN SUBSIDIARY

On April 8, 1999, Articles of Incorporation were filed for Pinecrest Farms, Inc., a Florida corporation wholly-owned by Pinecrest Investment Group, Inc. Pinecrest Farms, Inc., functions as a subsidiary of the Company and was formed for the purpose of owning and operating the produce farms. The growing technology and the land for the farms is owned by the Company.

As of June 30, 2000, substantially all expenditures were comprised of construction of Phase 1 of the Company's Lithia, Florida hydroponic farming facilities. The balance sheet of Pinecrest Investment Group, Inc. and Pinecrest Farms, Inc. are consolidated for these financial statements.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY)


                             SUPPLEMENTAL STATEMENTS



          Statement of Operations

               For the period from September 9, 1997 (date of inception) through June 30, 2000


          Statement of Cash Flows

               For the period from September 9, 1997 (date of inception) through June 30, 2000

                        PINECREST INVESTMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                FOR THE PERIOD FROM INCEPTION (SEPTEMBER 9, 1997)
                                TO JUNE 30, 2000

         Income (Development Stage)


         Executive Bonuses                               $   15,000
         Officers' Salary                                    97,500
         Admin. Leased Employees Salaries                   107,788
         Payroll Taxes and Leasing Cost                      49,911
         Employee Benefit Programs                            3,368
         Advertising                                          3,307
         Automotive Expense                                   6,885
         Bank Charges                                           718
         Travel and Ent                                       7,734
         Farm Operation Expenses                            101,733
         Consulting Fee                                     124,442
         Dues and Subscriptions                                 160
         Insurance                                            9,561
         Depreciation and Amortization                       14,499
         Legal and Professional                              13,543
         Repairs and Maintenance                                984
         Taxes and Lice                                       1,645
         Postage and freight                                  5,626
         Marketing Expense                                   26,676
         Permitting Fees                                      9,102
         Rent                                                23,375
         Office Supplies and Expense                         12,338
         Telephone                                           16,643
         Stock Transfer Fees                                  5,787
         Public Stock and Administrative Fees                11,693
         Utilities                                            1,695
         Miscellaneous Expense                               16,684
                                                        -----------
                  Total Operating Expenses                  688,397
                                                        -----------
Other Income ( Expenses)
         Interest Income                                      4,536
         Interest Expense                               (   580,998)
                                                        -----------
                  Total Other Income (Expenses)         (   576,462)
                                                        -----------
                  NET LOSS                              ($1,264,859)
                                                        ===========

                  Earnings Per Share (Loss)             ($     .190)
                  Weighted Average Shares Outstanding     6,670,974

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                             STATEMENT OF CASH FLOWS
                FOR THE PERIOD FROM INCEPTION (SEPTEMBER 9, 1997)
                                TO JUNE 30, 2000


Net Loss                                                    ($1,264,859)

Adjustments to Reconcile Net Income to Net
   Cash Provided from Operating Activities:
    Depreciation & Amortization                                  14,499
    Executive Bonuses in exchange for stock                      15,000
    Employee Advances                                       (     1,050)
    Accounts payable                                             27,675
                                                             ----------

         Net Cash Provided (Used) by Operating Activities   ( 1,208,735)
                                                             ----------
 Cash Flows From (Used In ) Investing Activities:
    Land and Improvements                                   (   158,619)
    Greenhouses and Equipment                               (   681,939)
    Deposits                                                (     3,066)
    Other Fixed Assets                                      (    39,609)
                                                             ----------
         Net Cash Used In Investing Activities              (   883,233)
                                                             ----------
 Cash Flows From (Used In) Financing Activities:
     Common Stock Sold For Cash                               1,981,187
     Notes and Mortgages                                    (   189,464)
                                                             ----------
         Net Cash From Financing Activities                   2,170,651
                                                             ----------

Increase in cash                                                 78,683
Cash and cash equivalents,
  beginning of period                                                 0
                                                             ----------

Cash and cash equivalents,
  end of period                                              $   78,683
                                                             ==========

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                              FINANCIAL STATEMENTS

                        FOR THE YEAR ENDED JUNE 30, 1999

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                              FINANCIAL STATEMENTS

                        FOR THE YEAR ENDED JUNE 30, 1999






                                      INDEX
                                      -----





         Auditor's Report                                         F-15


         Balance Sheet                                            F-16


         Statement of Operations                                  F-17


         Statement of Cash Flows                                  F-18


         Statement of Changes in Stockholders' Equity             F-19


         Notes to Financial Statements                            F-20-F-23


         Supplemental Statements                                  F-24-F-26

                                    DRAKEFORD
                                        &
                                    DRAKEFORD
                         A LIMITED LIABILITY CORPORATION
                            ACCOUNTANTS & CONSULTANTS

                             Atlanta Regional Offices
John A. Della-Donna, CPA     3235 Satellite Boulevard
Georgia #3424                Building 400, Suite 300
                              Duluth, Georgia 30096



                            INDEPENDENT AUDIT REPORT

To Shareholders of:
PINECREST INVESTMENT GROUP, INC.
TAMPA, FLORIDA


We have audited the accompanying balance sheet of PINECREST INVESTMENT GROUP, INC.( A Development Stage Company ) as of June 30, 1999, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of PINECREST INVESTMENT GROUP, INC. as of June 30, 1999, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


By:  /s/  Drakeford & Drakeford, LLC
   ---------------------------------
          Drakeford & Drakeford, LLC


Drakeford & Drakeford, LLC
March 10, 2000



                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                                  BALANCE SHEET
                                  JUNE 30, 1999

                                     ASSETS
                                     ------
Current Assets
         Cash                                             $     1,882
                                                          -----------

                  Total Current Assets                                             1,882
Property, Plant, and Equipment
         Furniture & Fixtures                                   5,835
         Land                                                 366,263
                  Less: accumulated depreciation         (      1,167)
                                                          -----------

                  Total Property, Plant, and Equipment                            370,931
Other Assets
         Hydroponic Technology                              3,446,715
         Organizational Cost                                      193
                  Less: accumulated amortization         (        193)
                                                          -----------

                             Total Other Assets                                 3,446,715
                                                                              -----------

TOTAL ASSETS                                                                  $ 3,819,528
                                                                              ===========
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
                                       ------------------------------------
Current Liabilities
         Accounts Payable                                 $     2,305
         Accrued Interest Payable                               6,205
         Notes Payable-Current                                129,464
         Mortgage Payable-Current                             288,000
                                                          -----------

                  Total Current Liabilities                                       425,974
Long-Term Liabilities
         Notes Payable, Officer                                60,000
                                                          -----------

                  Total Long-Term Liabilities                                      60,000
Stockholders' Equity
         Common Stock, $.001 par value,
         100,000,000 authorized, 5,841,200 issued
         and outstanding                                        5,841
         Additional Paid-in Capital                         3,401,993
         Retained Earnings (Deficit)                          (74,280)
                                                          -----------
                  Total Stockholders' Equity                                    3,333,554
                                                                              -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                    $ 3,819,528
                                                                              ===========


         The accompanying notes are an integral part of the financial statements.


                                      F-16


                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                             STATEMENT OF OPERATIONS
                        FOR THE YEAR ENDED JUNE 30, 1999


Income (Development Stage)

Operating Expenses
         Bank Charges                                                $      115
         Dues and Subscriptions                                             160
         Consulting Fees                                                 26,760
         Depreciation & amortization                                      1,335
         Insurance                                                          430
         Legal and Professional                                           8,500
         Postage and freight                                                875
         Marketing Expense                                                  679
         Rent                                                             1,000
         Office Supplies and Expense                                        569
         Telephone                                                        2,337
         Stock Transfer Fees                                              2,198
         Public Stock and Administrative Fees                             5,000
         Miscellaneous Expense                                              845
                                                                     ----------

                  Total Operating Expenses                               50,803
                                                                     ----------

Other Expenses
         Interest Expense                                                13,256
                                                                     ----------

                  NET LOSS                                          ($   64,059)
                                                                     ==========

                  Earnings Per Share (Loss) Basic and Diluted       ($     .013)
                  Weighted Average Shares Outstanding                 4,806,132


    The accompanying notes are an integral part of the financial statements.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                             STATEMENT OF CASH FLOWS
                        FOR THE YEAR ENDED JUNE 30, 1999





Net Loss                                                    ($ 64,059)
         Adjustments to reconcile net loss to
             net cash provided by operating activities:
         Depreciation & amortization                            1,335
         Accounts pay                                           2,305
         Accrued interest                                       6,205
                                                             --------

         Net Cash Provided (Used by Operating Activities)   (  54,214)
                                                             --------
         Cash Flows From (Used In) Investing Activities:
         Land                                               (  72,000)
                                                             --------

         Net Cash Used By Investing Activities              (  72,000)
                                                             --------

         Cash Flows From (Used In) Financing Activities:
         Notes & mortgages                                     84,306
         Common Stock Sold for Cash                            43,686
                                                             --------

         Net Cash From Financing Activities                   127,992
                                                             --------


Increase in cash                                             $  1,778
Cash and cash equivalents,
  beginning of period                                             104
                                                             --------

Cash and cash equivalents,
  end of period                                              $  1,882
                                                             ========


    The accompanying notes are an integral part of the financial statements.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF CASH FLOWS
                        FOR THE YEAR ENDED JUNE 30, 1999






                  Supplement Cash Flow Information:

                       Cash Paid For Interest                    $    13,256
                       Cash Paid For Income Taxes                $         0

                  Non-Cash Investing and Financing Activities:

                       Mortgage Payable on Purchase of Land      $   288,000
                       Issuance of 2,235,000 shares of Common
                           Stock in Exchange for Hydroponic
                                Technology                       $ 3,437,500


                                      F-18B



                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                        FOR THE YEAR ENDED JUNE 30, 1999


                                              Common Shares   Preferred Shares   Capital Amount  Retained Earnings
                                              -------------   ----------------   --------------  -----------------

         Balance, June 30, 1998                4,041,200                              10,424        ($ 10,221)



         Common Shares Issued under
         Rule 504                              1,750,000                              13,660


         Activity Pursuant to Technology
          Purchase:
                  Common Shares Retired       (2,185,000)                          (  90,000)
                  Common Shares Issued         2,235,000                           3,473,750


         Net Loss -Year Ended June 30, 1999                                                         (  64,059)
                                               ---------                           ---------         --------


         Balance, June 30, 1999                5,841,200                           3,407,834        ($ 74,280)
                                               =========                           =========         ========


    The accompanying notes are an integral part of the financial statements.

                                      F-19


                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS


NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated on September 9, 1997, in the State of Florida under the name of Synthetic Flowers of America, Inc. On January 15, 1999, a stock purchase agreement was signed between Synthetic Flowers of America, Inc. and David B. Howe, and the corporate name was changed to Pinecrest Investment Group, Inc. (See Note B-Stockholders' Equity).

Year End

The Company has elected June 30th as its fiscal year end.

Cash, Equivalents and Fair Value of Financial Instruments

All highly liquid investments with maturaties of three months or less when purchased are cash equivalents. Cash equivalents are carried at the lower of cost or market. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the period presented the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

Net Loss Per Share

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 supersedes and simplifies the existing computational guidelines under Accounting Principles Board ("APB") Opinion No. 15, "Earnings Per Share." The statement is effective for financial statements issued for periods ending after December 15, 1997. Among other changes, SFAS No. 128 eliminates the presentation of primary earnings per share and replaces it with basic earnings per share for which common stock equivalents are not considered in the computation. It also revises the computation of diluted earnings per share. The Company has adopted SFAS No. 128 and there is no material impact to the Company's earnings per share, financial condition, or results of operations. The Company's earnings per share have been restated for all periods presented to be consistent with SFAS No. 128. The basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. When present, common stock equivalents are excluded from the computation if their effect would be anti-dilutive. Shares issued at inception are considered to be outstanding for the entire period presented. Options and grants of 160,000 shares outstanding at June 30, 1999 have been included in the calculation of loss per share and have no affect at June 30, 1999.

Income Taxes

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classifications of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The deferred tax asset related to the operating loss carryforward has been fully reserved. The Company has not provided current or deferred income taxes for the period presented due to a loss from operations. The Company currently has a net operating loss carryforward which expires in 2013.

                        PINECREST INVESTMENT GROUP, INC.
                        ( A DEVELOPMENT STAGE COMPANY )
                         NOTES TO FINANCIAL STATEMENTS


NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(Continued)

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation of furniture and fixtures, equipment, and other fixed assets are provided on the straight-line method over the estimated useful life of the asset. Expenditures for maintenance and repairs are charges against operations.

NOTE B-STOCKHOLDERS' EQUITY

On September 5, 1997, in connection with the original organization of the Company, 4,000,000 shares of common stock was issued to Sheila Langley, the original President of the Company, for services provided and reimbursement of organizational costs and stock offering costs incurred by the Company but paid for by Langley. Fair value used for this transaction of $.0025 per share is based upon the fair value to the Company of the services provided and billings from the Company's attorney.

Subsequently, on January 15, 1999, David B. Howe executed a stock purchase agreement on behalf of himself and several independent investors to purchase 3,680,000 of the 4,000,000 shares owned by Langley for $150,000 cash. On March 2, 1999, the Company repurchased 2,185,000 shares of the 3,680,000 purchased by Howe and the investors, for the purchase of the hydroponics technology from Michael Foundation, Ltd. (See Note-E- Related Party Transactions); of the remaining 1,495,000 shares, 400,000 shares were issued to Howe and the balance between the investors.

On January 16, 1999, the Articles of Incorporation were amended to provide that the aggregate number of shares of capital stock that the Corporation shall be authorized to have outstanding at any one time shall be one hundred million shares of common stock at $.001 par value per share and twenty-five million shares of preferred at $.001 par value per share.

NOTE C-OTHER ASSET-HYDROPONICS TECHNOLOGY

On March 2, 1999, the Company entered into agreements with Michael Foundation, Ltd., a West Indies corporation, and Tillman & Associates, Inc., a Florida corporation, for the purchase of certain hydroponics technology at a total purchase price of $3,437,500. The purchase price in the agreement with Michael Foundation, Ltd., consisted of 2,185,000 shares of restricted common stock with a current market value of $1.50 per share. The purchase price in the agreement with Tillman & Associates, Inc., consisted of 50,000 shares of restricted common stock with a current market value of $1.50 per share plus a note in the amount of $85,000.

The aforementioned information and technology includes, but is not limited to, hydroponic growth solution formulas, equipment and greenhouse specifications, crop and equipment maintenance plans and programs, marketing programs, trade secrets, governmental licenses, customer lists, pricing schedules and rates, vendor lists, and purchasing rates and schedules.

An independent expert analysis opinion, dated January 22, 1999, was performed by Jerry Pruitt, an agricultural consultant from Marbury, MD. His test included the validity of the Hydroponics Growing System and the salability of the retail/wholesale products derived from the process. Mr. Pruitt valued the Hydroponics Growing System purchased by the Company at $3.2 million dollars based on man hours and research and development costs.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS

NOTE C-OTHER ASSET-HYDROPONICS TECHNOLOGY (Continued)

The Company intends to grow several varieties of leaf lettuce, romaine lettuce, spinach and a wide assortment of culinary herbs that it sell and distribute directly to 4 and 5 star restaurants and resorts such as Disney World and Marriott.

NOTE D-CURRENT AND NON-CURRENT DEBT

Current and non-current debt consists of the following notes and mortgages payable:


                                            Current     Non-Current     Total
                                            -------     -----------     -----

Perfect Produce, Inc.-Line of Credit
Dated March 9, 1999, $100,000 Limit
Rate of interest- 8% per annum. Due
October 1, 1999                            $ 44,464           -0-     $  44,464

Tillman & Associates, Inc.
Hydroponic technology purchase,
dated March 2, 1999. Rate of
interest- 10% per annum. Due
December 31, 1999.                           85,000           -0-        85,000

Hopewell Land Partners. Ltd.
Secured by 40 acres, Lithia, FL
Dated April 9, 1999. Rate of
interest- 12%, simple interest.
Interest only, balance April 9, 2000        288,000           -0-       288,000

David Howe, Officer
Stock purchase dated March 2, 1999.
Rate of interest- 10% per annum.
Due September 2, 2000                            -0-      60,000         60,000
                                            --------    --------       --------

         TOTALS                             $417,464      60,000       $477,464
                                            ========    ========       ========
(See Note-E)

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS



NOTE E- RELATED PARTY TRANSACTIONS


On March 2, 1999, the Company purchased 2,185,000 shares of restricted common stock from President, David B. Howe and independent investors for $90,000 (Howe's cost) payable as follows: $30,000 cash and a note in the principal amount of $60,000 bearing 10% simple interest, due September 2, 2000. These shares were acquired by Howe and the investors in connection with his purchase of the Corporation. (See Note-B-Stockholders' Equity).

These shares were then simultaneously exchanged as part of the purchase price for the hydroponics technology from Michael Foundation, Ltd., and Tillman & Associates, Inc., that is necessary in the overall operation of the hydroponic herb and lettuce farm.

On March 2, 1999, Sheryl Salvadore, the Company's Corporate Secretary, was issued a grant of 10,000 restricted common shares as a bonus at a value of $1.50 per share. As of the date of this audit the shares had not been issued.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY)






                             SUPPLEMENTAL STATEMENTS





          Statement of Operations

               For the period from September 9, 1997 (date of inception) through June 30, 1999



          Statement of Cash Flows

               For the period from September 9, 1997 (date of inception) through June 30, 1999

                        PINECREST INVESTMENT GROUP, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                             STATEMENT OF OPERATIONS
                FOR THE PERIOD FROM INCEPTION (SEPTEMBER 9, 1997)
                                TO JUNE 30, 1999






         Income (Development Stage)


         Operating Expenses
                  Bank Charges                                    $      115
                  Dues and Subscriptions                                 160
                  Consulting Fees                                     26,760
                  Depreciation & amortization                          1,360
                  Insurance                                              430
                  Legal and Professional                               8,500
                  Postage and freight                                    875
                  Marketing Expense                                      679
                  Rent                                                 1,000
                  Office Supplies and Expense                            569
                  Telephone                                            2,337
                  Stock Transfer Fees                                  2,198
                  Public Stock and Administrative Fees                 5,000
                  Other Operating Expenses                            10,196
                  Miscellaneous Expense                                  845
                                                                  ----------

                           Total Operating Expenses                   61,024
                                                                  ----------

Other Expenses
                  Interest Expense                                    13,256
                                                                  ----------

                           NET LOSS                              ($   74,280)
                                                                  ==========



                  Earnings Per Share (Loss)                      ($     .015)
                  Weighted Average Shares Outstanding              4,806,132

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                             STATEMENT OF CASH FLOWS
                FOR THE PERIOD FROM INCEPTION (SEPTEMBER 9, 1997)
                                TO JUNE 30, 1999




Net Loss                                                    ($ 74,280)
         Adjustments to reconcile net loss to
         net cash provided by operating act-
         ivities:
         Depreciation & amortization                            1,360

         Accounts payable                                       2,305
         Accrued interest                                       6,205
                                                             --------

         Net Cash Provided (Used by Operating Activities)   (  64,410)
                                                             --------

         Cash Flows From (Used In) Investing Activities:
         Land                                               (  72,000)
                                                             --------

         Net Cash Used By Investing Activities              (  72,000)
                                                             --------

         Cash Flows From (Used In) Financing Activities:
         Notes & mortgages                                     84,306
         Common Stock Sold for Cash                            53,986
                                                             --------

         Net Cash From Financing Activities                   138,292
                                                             --------


Increase in cash                                             $  1,882
Cash and cash equivalents,
  beginning of period                                               0
                                                             --------

Cash and cash equivalents,
  end of period                                              $  1,882
                                                             ========

                       SYNTHETIC FLOWERS OF AMERICA, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                              FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (SEPTEMBER 9, 1997)
                                TO JUNE 30, 1998

                       SYNTHETIC FLOWERS OF AMERICA, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                              FINANCIAL STATEMENTS

                FOR THE PERIOD FROM INCEPTION (SEPTEMBER 9, 1997)
                                TO JUNE 30, 1998






                                      INDEX
                                      -----




         Auditor's Report                                       F-27


         Balance Sheet                                          F-28


         Statement of Operations                                F-29


         Statement of Cash Flows                                F-30


         Statement of Changes in Stockholders' Equity           F-31


         Notes to Financial Statements                          F-32-F-33

                                    DRAKEFORD
                                        &
                                    DRAKEFORD
                         A LIMITED LIABILITY CORPORATION
                            ACCOUNTANTS & CONSULTANTS


John A. Della-Donna, CPA    3235 Satellite Boulevard
Georgia #3424               Building 400, Suite 300
                             Duluth, Georgia 30096





                            INDEPENDENT AUDIT REPORT

To Shareholders of:
SYNTHETIC FLOWERS OF AMERICA, INC.
TAMPA, FLORIDA


We have audited the accompanying balance sheet of SYNTHETIC FLOWERS OF AMERICA, INC. (a Development Stage Company ) as of June 30, 1998, and the related statements of operations, stockholders' equity and cash flows for the period from September 9, 1997 (date of inception) to June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of SYNTHETIC FLOWERS OF AMERICA, INC.(A Development Stage Company) as of June 30, 1998, and the results of its operations and its cash flows for the period from September 9, 1998 (date of inception) to June 30, 1998 in conformity with generally accepted accounting principles.



By:  /s/  Drakeford & Drakeford, LLC
   ---------------------------------
          Drakeford & Drakeford, LLC


DRAKEFORD & DRAKEFORD, LLC
October 20, 2000

                       SYNTHETIC FLOWERS OF AMERICA, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                                  BALANCE SHEET
                                  JUNE 30, 1998

                                     ASSETS
                                     ------
Current Assets
         Cash                                       $    104
                                                    --------

                  Total Current Assets                                  104




Other Assets
         Organizational Cost                              123
                  Less: accumulated amortization   (       25)
                                                    ---------

                             Total Other Assets                          98
                                                                  ---------

TOTAL ASSETS                                                      $     202
                                                                  =========




                      LIABILITIES AND STOCKHOLDERS' EQUITY

Commitments and contingencies



Stockholders' Equity
         Common Stock, $.001 par value,
         50,000,000 authorized, 4,041,200 issued
         and outstanding                            $   4,041
         Additional Paid-in Capital                     6,382
         Retained Earnings (Deficit)                  (10,221)
                                                    ---------
                  Total Stockholders' Equity                            202
                                                                  ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $     202
                                                                  =========


    The accompanying notes are an integral part of the financial statements.

                       SYNTHETIC FLOWERS OF AMERICA, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                             STATEMENT OF OPERATIONS
                FOR THE PERIOD FROM INCEPTION (SEPTEMBER 9, 1997)
                                 TO JUNE 30,1998


Income (Development Stage)


Operating Expenses:


                  Total Operating Expenses                            10,221
                                                                  ----------




                  NET LOSS                                       ($   10,221)
                                                                  ==========




                  Earnings Per Share (Loss) Basic and Diluted    ($     .000)
                  Weighted Average Shares Outstanding              4,025,783


    The accompanying notes are an integral part of the financial statements.

                       SYNTHETIC FLOWERS OF AMERICA, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                             STATEMENT OF CASH FLOWS
                FOR THE PERIOD FROM INCEPTION (SEPTEMBER 9, 1997)
                                TO JUNE 30. 1998



Net Loss                                                       ($ 10,221)
         Adjustments to reconcile net loss to
         net cash provided by operating act-
         ivities:
         Amortization                                                 25
                                                                --------


         Net Cash Provided (Used by Operating Activities)      (  10,196)
                                                                --------

         Cash Flows From (Used In) Financing Activities:

         Common Stock Sold for Cash                               10,300
                                                                --------

         Net Cash From Financing Activities                       10,300
                                                                --------


Increase in cash                                                $    104
Cash and cash equivalents,
  beginning of period                                                 -0-
                                                                --------

Cash and cash equivalents,
  end of period                                                 $    104
                                                                ========


     The accompanying notes are an integral part of the financial statements



                       SYNTHETIC FLOWERS OF AMERICA, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                FOR THE PERIOD FROM INCEPTION (SEPTEMBER 9, 1997)
                                TO JUNE 30, 1998


                                     Common Shares   Preferred Shares   Capital Amount  Retained Deficit


Shares issued for cash:
  September @ $.25                       2,800                                 700
  October @ $.25                         4,200                               1,050
  November @ $.25                       16,400                               4,100
  January @ $.25                        17,800                               4,450


     Expenses of offering                                                (  10,027)


Shares issued to officer to
  Reimburse costs incurred
  September @ $.00255                4,000,000                              10,150
                                     ---------                            --------

Net Loss -Period Ended June 30,                                                             (  10,221)
                                                                                             --------
          1998

    Balance, June 30, 1998           4,041,200                              10,423          ($ 10,221)
                                     =========                            ========           ========


    The accompanying notes are an integral part of the financial statements.


                                      F-31


                       SYNTHETIC FLOWERS OF AMERICA, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated on September 9, 1997, in the State of Florida under the name of Synthetic Flowers of America, Inc. On January 15, 1999, a stock purchase agreement was signed between Synthetic Flowers of America, Inc. and David B. Howe, and the corporate name was changed to Pinecrest Investment Group, Inc. (See Note B-Stockholders' Equity).

Year End

The Company has elected June 30th as its fiscal year end.

Cash, Equivalents and Fair Value of Financial Instruments

All highly liquid investments with maturaties of three months or less when purchased are cash equivalents. Cash equivalents are carried at the lower of cost or market. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the period presented the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

Net Loss Per Share

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 supersedes and simplifies the existing computational guidelines under Accounting Principles Board ("APB") Opinion No. 15, "Earnings Per Share." The statement is effective for financial statements issued for periods ending after December 15, 1997. Among other changes, SFAS No. 128 eliminates the presentation of primary earnings per share and replaces it with basic earnings per share for which common stock equivalents are not considered in the computation. It also revises the computation of diluted earnings per share. The Company has adopted SFAS No. 128 and there is no material impact to the Company's earnings per share, financial condition, or results of operations. The Company's earnings per share have been restated for all periods presented to be consistent with SFAS No. 128. The basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. When present, common stock equivalents are excluded from the computation if their effect would be anti-dilutive. Shares issued at inception are considered to be outstanding for the entire period presented. Options and grants of 160,000 shares outstanding at June 30, 1999 have been included in the calculation of loss per share and have no affect at June 30, 1999.

Income Taxes

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classifications of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The deferred tax asset related to the operating loss carryforward has been fully reserved. The Company has not provided current or deferred income taxes for the period presented due to a loss from operations. The Company currently has a net operating loss carryforward which expires in 2013.

                       SYNTHETIC FLOWERS OF AMERICA, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS


NOTE B-STOCKHOLDERS' EQUITY

On September 5, 1997, in connection with the original organization of the Company, 4,000,000 shares of common stock was issued to Sheila Langley, the original President of the Company, for services provided and reimbursement of organizational costs and stock offering costs incurred by the Company but paid for by Langley. Fair value used for this transaction of $.0025 per share is based upon the fair value to the Company of the services provided and billings from the Company's attorney.

Subsequently, on January 15, 1999, David B. Howe executed a stock purchase agreement on behalf of himself and several independent investors to purchase 3,680,000 of the 4,000,000 shares owned by Langley for $150,000 cash. On March 2, 1999, the Company repurchased 2,185,000 shares of the 3,680,000 purchased by Howe and the investors, for the purchase of the hydroponics technology from Michael Foundation, Ltd. (See Note-E- Related Party Transactions); of the remaining 1,495,000 shares, 400,000 shares were issued to Howe and the balance between the investors.

On January 16, 1999, the Articles of Incorporation were amended to provide that the aggregate number of shares of capital stock that the Corporation shall be authorized to have outstanding at any one time shall be one hundred million shares of common stock at $.001 par value per share and twenty-five million shares of preferred at $.001 par value per share.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                              FINANCIAL STATEMENTS

            FOR THE PERIOD FROM SEPTEMBER 9, 1997 (DATE OF INCEPTION)
                              THROUGH JUNE 30, 2000

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                              FINANCIAL STATEMENTS


            FOR THE PERIOD FROM SEPTEMBER 9, 1997 (DATE OF INCEPTION)
                              THROUGH JUNE 30, 2000







                                      INDEX
                                      -----





         Auditors' Report                                         F-34


         Balance Sheet                                            F-35


         Statement of Operations                                  F-36
                  For the period from September 9, 1997
                  (date of inception) through June 30, 2000

         Statement of Cash Flows                                  F-37
                  For the period from September 9, 1997
                  (date of inception) through June 30, 2000


         Notes to Financial Statements                            F-38-F-43

                                    DRAKEFORD
                                        &
                                    DRAKEFORD
                         A LIMITED LIABILITY CORPORATION
                            ACCOUNTANTS & CONSULTANTS


John A. Della-Donna, CPA    3235 Satellite Boulevard
Georgia #3424               Building 400, Suite 300
                             Duluth, Georgia 30096





                            INDEPENDENT AUDIT REPORT

To Shareholders of:
PINECREST INVESTMENT GROUP, INC.
TAMPA, FLORIDA


We have audited the accompanying balance sheet of PINECREST INVESTMENT GROUP, INC.( A Development Stage Company ) as of June 30, 2000, and the related statements of operations, and cash flows for the period from September 9, 1997 (the date of inception) through June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying financial statements referred to above present fairly, in all material respects, the financial position of PINECREST INVESTMENT GROUP, INC. as of June 30, 2000, and the results of its operations and its cash flows for the period from September 9, 1997 (the date of inception) through June 30, 2000 in conformity with generally accepted accounting principles.

We have relied upon the workpapers of the predecessor auditor, for the period September 9, 1997 (the date of inception) through June 30, 1998, dated July 27, 1998, in accordance with SAS No. 84.



By:  /s/  Drakeford & Drakeford, LLC
   ---------------------------------
          Drakeford & Drakeford, LLC


Drakeford & Drakeford, LLC
October 10, 2000



                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                                  BALANCE SHEET
                                  JUNE 30, 2000



                                     ASSETS
                                     ------
Current Assets
         Cash                                                 $   78,683
         Employee Advances                                         1,050
                                                              ----------

                  Total Current Assets                                        $    79,733
Property, Plant, and Equipment
         Greenhouses and Equipment                               681,939
         Office Furniture and Equipment                           27,609
         Vehicles                                                 12,000
         Land and Improvements                                   524,882
                                                              ----------
                                                               1,246,430
                  Less: Accumulated Depreciation             (    14,306)
                                                              ----------

                  Total Property, Plant, and Equipment                          1,232,124
Other Assets
         Hydroponic Technology                                 3,446,715
         Deposits                                                  3,066
                                                              ----------
              Organizational Cost                                    193
                             Less: Accumulated Amortization  (       193)
                                                              ----------

                             Total Other Assets                                 3,449,781
                                                                              -----------

TOTAL ASSETS                                                                  $ 4,761,638
                                                                              ===========
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
                                       ------------------------------------

Current Liabilities
         Accounts Payable                                     $   27,675
         Mortgage Payable-Current                                288,000
                                                              ----------

                  Total Current Liabilities                                   $   315,675

Stockholders' Equity
         Common Stock, $.0008 par value,
         100,000,000 authorized, 7,655,431 issued
         and outstanding                                           6,124
         Additional Paid-in Capital                            5,704,702
         Less: Stock Subscriptions Receivable                (         4)
         Retained Earnings (Deficit)                         ( 1,264,859)
                                                              ----------
                  Total Stockholders' Equity                                    4,445,963
                                                                              -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                    $ 4,761,638
                                                                              ===========

         The accompanying notes are an integral part of the financial statements.

                                      F-35


                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                             STATEMENT OF OPERATIONS
                FOR THE PERIOD FROM INCEPTION (SEPTEMBER 9, 1997)
                                TO JUNE 30, 2000



Income (Development Stage)

         Executive Bonuses                               $   15,000
         Officers' Salary                                    97,500
         Admin. Leased Employees Salaries                   107,788
         Payroll Taxes and Leasing Cost                      49,911
         Employee Benefit Programs                            3,368
         Advertising                                          3,307
         Automotive Expense                                   6,885
         Bank Charges                                           718
         Travel and Ent                                       7,734
         Farm Operation Expenses                            101,733
         Consulting Fee                                     124,442
         Dues and Subscriptions                                 160
         Insurance                                            9,561
         Depreciation and Amortization                       14,499
         Legal and Professional                              13,543
         Repairs and Maintenance                                984
         Taxes and Lice                                       1,645
         Postage and freight                                  5,626
         Marketing Expense                                   26,676
         Permitting Fees                                      9,102
         Rent                                                23,375
         Office Supplies and Expense                         12,338
         Telephone                                           16,643
         Stock Transfer Fees                                  5,787
         Public Stock and Administrative Fees                11,693
         Utilities                                            1,695
         Miscellaneous Expense                               16,684
                                                         ----------

                  Total Operating Expenses                  688,397
                                                         ----------

Other Income ( Expenses)
         Interest Income                                      4,536
         Interest Expense                               (   580,998)
                                                         ----------

                  Total Other Income (Expenses)         (   576,462)
                                                         ----------

                  NET LOSS                              ($1,264,859)
                                                         ==========

                  Earnings Per Share (Loss)             ($     .190)
                  Weighted Average Shares Outstanding     6,670,974


    The accompanying notes are an integral part of the financial statements.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                             STATEMENT OF CASH FLOWS
                FOR THE PERIOD FROM INCEPTION (SEPTEMBER 9, 1997)
                                TO JUNE 30, 2000



Net Loss                                                    ($1,264,859)

         Adjustments to Reconcile Net Income to Net
   Cash Provided from Operating Activities:
    Depreciation & Amortization                                  14,499
    Executive Bonuses in exchange for stock                      15,000
    Employee Advances                                       (     1,050)
    Accounts payable                                             27,675
                                                             ----------


         Net Cash Provided (Used) by Operating Activities   ( 1,208,735)
                                                             ----------

 Cash Flows From (Used In ) Investing Activities:
    Land and Improvements                                   (   158,619)
    Greenhouses and Equipment                               (   681,939)
    Deposits                                                (     3,066)
    Other Fixed Assets                                      (    39,609)
                                                             ----------

         Net Cash Used In Investing Activities              (   883,233)
                                                             ----------

 Cash Flows From (Used In) Financing Activities:
     Common Stock Sold For Cash                               1,981,187
     Notes and Mortgages                                    (   189,464)
                                                             ----------
         Net Cash From Financing Activities                   2,170,651
                                                             ----------


Increase in cash                                                 78,683
Cash and cash equivalents,
  beginning of period                                                 0
                                                             ----------



Cash and cash equivalents,
  end of period                                              $   78,683
                                                             ==========

    The accompanying notes are an integral part of the financial statements.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                             STATEMENT OF CASH FLOWS
                FOR THE PERIOD FROM INCEPTION (SEPTEMBER 9, 1997)
                                TO JUNE 30, 2000




         Supplemental Cash Flow Information:

                  Cash paid for interest                              $ 580,998
                  Cash paid for income taxes                          $       0




         Non- cash Investing and Financing Activities:

                  Conversion of Notes Payable To Restricted Stock     $ 140,000
                  Stock Subscriptions Receivable                      $       4


    The accompanying notes are an integral part of the financial statements.

                                      F-37B

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS


NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated on September 9, 1997, in the State of Florida under the name of Synthetic Flowers of America, Inc. On January 15, 1999, a stock purchase agreement was signed between Synthetic Flowers of America, Inc. and David B. Howe, and the corporate name was changed to Pinecrest Investment Group, Inc. (See Note B-Stockholders' Equity).

Since January 15, 1999, the Company has been involved in financial planning, the raising of capital, acquisition of property, plant, equipment and other operating assets, training personnel and developing of Markets. A brief list of the activities engaged in are as follows: (a) the purchase of hydroponic technology from Michael Foundation, Limited and Tillman & Associates, Inc., (b) entering into financial arrangements for funding of hydroponic growth facility in Lithia, Florida, (c) purchase of 40-acre property in Lithia, Florida to be used as site of first hydroponic growth facility of the Company, (d) negotiate, contract and purchase greenhouse materials and equipment to be used for the first hydroponic growth facility of the Company, (e) acquire building and development permits for construction of the Company's first hydroponic growth facility, (f) begin construction on first hydroponic growth facility, (g) hire and train personnel for the Company's first hydroponic growth facility, (h) specify and acquire computers, software and furniture to be used in the Company's first hydroponic growth facility, (i) maintain contact with future customers on timing of start-up of operations of the Company's first hydroponic growth facility, and (j) revise the Company's business plan as necessary.

Year End

The Company has elected June 30th as its fiscal year end.

Cash, Equivalents and Fair Value of Financial Instruments

All highly liquid investments with maturaties of three months or less when purchased are cash equivalents. Cash equivalents are carried at the lower of cost or market. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the period presented the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments.

Net Loss Per Share

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 supersedes and simplifies the existing computational guidelines under Accounting Principles Board ("APB") Opinion No. 15, "Earnings Per Share." The statement is effective for financial statements issued for periods ending after December 15, 1997. Among other changes, SFAS No. 128 eliminates the presentation of primary earnings per share and replaces it with basic earnings per share for which common stock equivalents are not considered in the computation. It also revises the computation of diluted earnings per share. The Company has adopted SFAS No. 128 and there is no material impact to the Company's earnings per share, financial condition, or results of operations. The Company's earnings per share have been restated for all periods presented to be consistent with SFAS No. 128.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS


NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-(Continued)

The basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding for the period. When present, common stock equivalents are excluded from the computation if their effect would be anti-dilutive. Shares issued at inception are considered to be outstanding for the entire period presented.

Income Taxes

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classifications of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. The deferred tax asset related to the operating loss carryforward has been fully reserved. The Company has not provided current or deferred income taxes for the period presented due to a loss from operations. The Company currently has a net operating loss carryforward which expires in 2013.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Depreciation of furniture and fixtures, equipment, and other fixed assets are provided on the straight-line method over the estimated useful life of the asset. Expenditures for maintenance and repairs are charges against operations. The technology purchased from Michael Foundation and Tillman & Associates, Inc. will be amortized on a unit of production basis. The rate of amortization will be $.015 per pound of product produced and will begin once the Company begins production. Revenue generating operations are anticipated to begin in July 2000. It is anticipated that the technology will be fully amortized over seven years. Organizational cost have been fully expensed.

NOTE B-STOCKHOLDERS' EQUITY

On September 5, 1997, in connection with the original organization of the Company, 4,000,000 shares of common stock was issued to Sheila Langley, the original President of the Company, for services provided and reimbursement of organizational costs and stock offering costs incurred by the Company but paid for by Langley. Fair value used for this transaction of $.0025 per share is based upon the fair value to the Company of the services provided and billings from the Company's attorney.

Subsequently, on January 15, 1999, David B. Howe executed a stock purchase agreement on behalf of himself and several independent investors to purchase 3,680,000 of the 4,000,000 shares owned by Langley for $150,000 cash. On March 2, 1999, the Company repurchased 2,185,000 shares of the 3,680,000 purchased by Howe and the investors, for the purchase of the hydroponics technology from Michael Foundation, Ltd. (See Note-E- Related Party Transactions); of the remaining 1,495,000 shares, 400,000 shares were issued to Howe and the balance between the investors.

On January 16, 1999, the Articles of Incorporation were amended to provide that the aggregate number of shares of capital stock that the Corporation shall be authorized to have outstanding at any one time shall be one hundred million shares of common stock at $.001 par value per share and twenty-five million shares of preferred at $.001 par value per share.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS


NOTE B-STOCKHOLDERS' EQUITY-(Continued)

On January 10, 2000 the Company's Board of Directors' approved a 5 for 4 stock split for shareholders of record on December 31, 1999, for a total of 1,506,770 additional shares. Also, the Board adopted the Pinecrest Investment Group, Inc. Incentive Stock Option Plan December 1999, which was approved by a majority of the shareholders. The Plan will be administered by the Executive Committee of the Board of Directors of the Company and authorizes the Committee to grant or award to eligible executives and employees of the Company and its subsidiaries, until January 10, 2010, incentive stock options for up to 1,200,000 shares of restricted common stock of the Company.

On January 26, 2000 the Company amended its Articles of Incorporation to authorize a class of preferred shares consisting of 10,000,000 shares with no par value per share.

NOTE C-OTHER ASSET-HYDROPONICS TECHNOLOGY

On March 2, 1999, the Company entered into agreements with Michael Foundation, Ltd., a West Indies corporation, and Tillman & Associates, Inc., a Florida corporation, for the purchase of certain hydroponics technology at a total purchase price of $3,437,500. The purchase price in the agreement with Michael Foundation, Ltd., consisted of 2,185,000 shares of restricted common stock with a current market value of $1.50 per share. The purchase price in the agreement with Tillman & Associates, Inc., consisted of 50,000 shares of restricted common stock with a current market value of $1.50 per share plus a note in the amount of $85,000.

The aforementioned information and technology purchase includes, but may not necessarily be limited to, proprietary hydroponic growth solution formulas, equipment and greenhouse specifications and crop and equipment maintenance plans and programs.

An independent expert analysis opinion, dated January 22, 1999, was performed by Jerry Pruitt, an agricultural consultant from Marbury, MD. His test included the validity of the Hydroponics Growing System and the salability of the retail/wholesale products derived from the process. Mr. Pruitt valued the Hydroponics Growing System purchased by the Company at $3.2 million dollars.

The Company intends to grow several varieties of leaf lettuce, romaine lettuce, spinach and a wide assortment of culinary herbs that it sell and distribute directly to 4 and 5 star restaurants and resorts such as Disney World and Marriott.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS


NOTE D-MORTGAGE PAYABLE

Current debt consists of the following mortgage payable:


                                            Current     Non-Current      Total



Hopewell Land Partners. Ltd.
Secured by 40 acres,Lithia, Fl.
Dated April 9, 1999. Rate of
interest- 12%, simple interest.
Interest only, balance July 9, 2000       $ 288,000            -0-   $ 288,000
                                          ---------     ---------    ---------

         TOTALS                           $ 288,000            -0-   $ 288,000
                                          =========     =========    =========


On April 9, 1999 the Company purchased a 40-acre tract of land in Lithia, Fl., approximately 20 miles southeast of its Tampa, Fl. Corporate offices, for $360,000. The Company provided $72,000 as a down payment and the seller, Hopewell Land Partners, Limited, provided purchase money mortgage financing for the balance of $288,000. The terms of the purchase money mortgage are interest only at 12% per annum, payable monthly for one year, at which time, July 9, 2000, the balance is due and payable in full. The Company is pursuing mortgage financing via a U.S. Rural Development Act Loan. However, discussions with interested private lenders and individuals indicate that, should the need arise, refinancing the first mortgage would not be a problem since the value of the property along with the improvements currently being built indicate a loan to value ratio of less than 50 percent. In addition, the mortgagee has granted the Company an addition of ninety days on the payoff of this mortgage to July 9, 2000.

NOTE E- RELATED PARTY TRANSACTIONS

On March 2, 1999, the Company purchased 2,185,000 shares of restricted common stock from President, David B. Howe and affiliated investors for $90,000 (Howe's cost) payable as follows: $30,000 cash and a note in the principal amount of $60,000 bearing 10% simple interest, due September 2, 2000. These shares were acquired by Howe and the investors in connection with his purchase of the Corporation. (See Note-B-Stockholders' Equity). As of December 6, 1999, this debt was converted to 13,334 shares of restricted stock.

These shares were then simultaneously exchanged as part of the purchase price for the hydroponics technology from Michael Foundation, Ltd., and Tillman & Associates, Inc., that is necessary in the overall operation of the hydroponic herb and lettuce farm.

On December 6, 1999, the remaining balance of $80,000 due Tillman & Associates, Inc. on the promissory note given in exchange for technology, was converted into restricted common stock of the Company at a rate of $6.00 per share for a total of 13,334 shares. The interest due on the note of $6,525.19 was paid in cash. Mr. Tillman is President of Tillman & Associates, Inc. and is President of Pinecrest Farms, Inc.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS

NOTE E- RELATED PARTY TRANSACTIONS (Continued)

In December 1999, 10,000 restricted shares of common stock were issued to Sheryl Salvadore, the Company's Corporate Secretary, pursuant to a grant to her as a bonus on March 2, 1999 at a value of $1.50 per share.

In March 1999, the Company entered into a convertible line of credit with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Michael Foundation, Limited, to provide working capital for the Company while it was arranging for acceptable long-term funding for its Phase I construction and working capital needed until the Company attained profitability. This line of credit was for a total of $900,000, which amount could be converted into restricted common stock of the Company at a price of $6.00 per share. By the end of November 1999, the Company had borrowed approximately $300,000 against the Michael Foundation, Limited line of credit. In December 1999, the line of credit arrangement with Michael Foundation, Limited, was modified to call for the absolute purchase of 150,000 shares of restricted common stock by Michael Foundation, Limited at a price of $6.00 per share for a total of $900,000.

On April 10, 2000, the Company entered into a convertible line of credit arrangement with Michael Foundation, Limited, a major stockholder of the Company. This credit arrangement called for Michael Foundation, Limited to provide working capital, from time to time, for the Company while it was arranging for acceptable long-term funding for its Phase 1 construction and working capital needs until the Company attained positive cash flow. This line of credit was for a total of $1,500,000, which could be converted into restricted common stock of the Company at a price of $6.00 per share. On June 25, 2000, Michael Foundation, Limited exercised its right to convert $744,758 on the line of credit, including approximately $8,991 in accrued interest, into 124,127 shares of restricted common stock at a price of $6.00 per share.

Pursuant to EITF 98-5, when the Company makes a draw of funds against the aforementioned line of credit, a journal entry is made that: (1) debits the amount of cash received; (2) credits the line of credit liability account; (3) debits a contingent debt discount account for the intrinsic value of the beneficial conversion feature; and (4) credits Additional Paid in Capital for the same amount as the contingent debt discount account. The amount debited to the contingent debt discount account is calculated as the difference between the fair value of the stock on the date the funds are received and the beneficial conversion price of $6.00 multiplied by the number of shares to be issued upon conversion, based upon that particular draw amount. The contingent debt discount account will be listed as a contra-equity account in the Stockholders' Equity section of the Balance Sheet. Upon conversion, at the lender's option and discretion, a journal entry is made that (1) debits the line of credit liability account for the appropriate amount to be converted (Conversion Price of $6.00 per share times the number of shares being issued); (2) credits the contingent debt discount account for the intrinsic value of the beneficial conversion feature for the shares being issued; (3) debits Interest Expense for the intrinsic value of the beneficial conversion feature for the shares being issued; (4) credits Common Stock for the par value of the shares being issued; and (5) credits Additional Paid in Capital for the balance.

                        PINECREST INVESTMENT GROUP, INC.
                         ( A DEVELOPMENT STAGE COMPANY )
                          NOTES TO FINANCIAL STATEMENTS


NOTE F- INVESTMENT IN SUBSIDIARY

On April 8, 1999, Articles of Incorporation were filed for Pinecrest Farms, Inc., a Florida corporation wholly-owned by Pinecrest Investment Group, Inc. Pinecrest Farms, Inc., functions as a subsidiary of the Company and was formed for the purpose of owning and operating the produce farms. The growing technology and the land for the farms is owned by the Company.

As of June 30, 2000, substantially all expenditures were comprised of construction of Phase 1 of the Company's Lithia, Florida hydroponic farming facilities. The balance sheet of Pinecrest Investment Group, Inc. and Pinecrest Farms, Inc. are consolidated for these financial statements.

PART III

Item 1.                    INDEX TO EXHIBITS.

Exhibit                             Description of Document

3(i)           Articles of Incorporation for Synthetic Flowers of America, Inc.
               (now known as Pinecrest Investment Group, Inc. ) filed September 5, 1997.*

3(ii) Articles of Amendment to Articles of Incorporation of Synthetic Flowers of America, Inc., (name change) filed February 15, 1999.*

3(iii) Articles of Amendment to Articles of Incorporation of Pinecrest Investment Group, Inc. (to authorize preferred shares) filed January 25, 2000.*

3(iv)          Bylaws.*

10.0 Stock Purchase Agreement between Synthetic Flowers of America, Inc., Sheila Langley and David B. Howe and assigns, dated January 15, 1999.*

10.1 Stock Purchase Agreement between Pinecrest Investment Group and David B. Howe, dated March 2, 1999.*

10.2 Agreement for Sale and Purchase of Business Assets between Tillman & Associates, Inc. and Pinecrest Investment Group, Inc., dated March 2, 1999.*

10.3 Agreement for Sale and Purchase of Business Assets between Michael Foundation, Limited and Pinecrest Investment Group, Inc. dated March 2, 1999.*

10.4 Mortgage and accompanying Promissory Note on purchase of 40 acre land tract.*

10.5 Employment Agreement between Pinecrest Investment Group, Inc. and Thomas M. Tillman, dated November 22, 1999.*

10.6 Employment Agreement between Pinecrest Investment Group, Inc. and David B. Howe, dated January 1, 2000.*

10.7 Letters of agreement between Pinecrest Investment Group, Inc. and Michael Foundation, Limited regarding lines of credit.*

21.0           Subsidiaries of Pinecrest Investment Group, Inc.*

27.0           Financial Data Schedule.*

99.0           Form of Stock Certificate.*

99.1           Pinecrest Investment Group, Inc. Incentive Stock Option Plan
               December 1999.*


*Previously submitted.


Item 2.  DESCRIPTION OF EXHIBITS.

     The required exhibits are attached hereto, as noted in Item 1 above.


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            PINECREST INVESTMENT GROUP, INC.


Date:  October  27, 2000                    By:  /s/  David B. Howe
     -------------------                       ----------------------------
                                                      David B. Howe, President